Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders

and Management Proxy Circular

March 25, 2010

Dear Shareholders,

Please join us at our annual meeting of common shareholders at the Fairmont Le Château Frontenac, 1 rue des Carrières, Québec, Québec on March 25, 2010 at 9:30 a.m. (EDT).
This notice of meeting and management proxy circular describes the business to be conducted at the meeting and provides information on executive compensation and corporate governance at the bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is part of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend, there are other ways that you can watch the meeting:

•	Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor/index.jsp

•	Replay: A recorded version of the meeting will continue to be available on our website for several months following the meeting.

We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.

Sincerely,

John Thompson Chairman of the Board	Ed Clark President and Chief Executive Officer

Notice of Annual Meeting
of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, March 25, 2010
TIME:	9:30 a.m. (EDT)
PLACE:	Fairmont Le Château Frontenac 1 rue des Carrières Québec, Québec G1R 4P5

Purposes of the meeting:

1.	To receive the financial statements for the year ended October 31, 2009, and the auditor’s report thereon;

2.	To elect directors;

3.	To appoint the auditor;

4.	To consider, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Report of the Management Resources Committee and Approach to Compensation sections of the accompanying management proxy circular;

5.	To consider certain shareholder proposals set out in Schedule A to the accompanying management proxy circular; and

6.	To transact such other business properly brought before the meeting.

On February 8, 2010 (the date for determining which shareholders are entitled to receive this notice), there were 862,952,453 outstanding common shares of The Toronto-Dominion Bank (the bank) which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.

If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or request for voting instructions.

Registered Shareholders

Registered shareholders should complete and sign the enclosed form of proxy and return it by fax as indicated on the form or in the envelope provided. Proxies must be received by the bank’s transfer agent, CIBC Mellon Trust Company or the bank’s corporate secretary at least twenty-four hours prior to the meeting:

The bank’s transfer agent, CIBC Mellon Trust Company	OR	The bank’s corporate secretary
• by fax at (416) 368-2502 or (toll-free) 1-866-781-3111; • by mail at: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or • delivered by hand at: 320 Bay Street, Toronto, Ontario M5H 4A6		• by mail or hand delivery at: Legal Department, TD Bank Financial Group, TD Tower, 66 Wellington St. W, 12th Fl. Toronto, Ontario M5K 1A2

Non-registered Shareholders

Non-registered shareholders should follow the instructions on the request for voting instructions or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

For more information about registered shareholders and non-registered shareholders, please see the section entitled “Voting Information” in the accompanying management proxy circular.

Toronto, February 25, 2010

By Order of the Board

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

All information in this management proxy circular (or circular) is as of January 28, 2010, unless otherwise indicated. Additional information about the bank is available on SEDAR at www.sedar.com, as well as on our website at www.td.com.

1  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?

Under the Bank Act (Canada) (the Bank Act), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing the directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments of the past year, talk about what is coming up and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?

You received this circular because management of The Toronto-Dominion Bank (the bank) is soliciting proxies from you to be used at the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of meeting accompanying this circular. This circular also provides a way for management of the bank to communicate proactively with you on important issues. In this circular, “you” means you in your capacity as a holder of common shares of the bank (common shares).

HOW ARE PROXIES BEING SOLICITED?

The bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by directors, officers and employees of the bank. The bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the bank.

HOW MANY VOTES DO I GET?

Except for some restrictions explained below under the heading “What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each common share registered in your name or beneficially owned by you on February 8, 2010.

WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?

On February 8, 2010 there were 862,952,453 outstanding common shares that were eligible to vote on each of the matters to be voted on at the meeting subject to applicable Bank Act restrictions.

The Bank Act prohibits the ownership by one person or entity of more than 10% of the common shares without approval in accordance with its provisions. To the knowledge of the directors and executive officers of the bank, no person owns or exercises control over more than 10% of the common shares.

The Bank Act prohibits any shareholder from voting shares which are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes. For more information about voting restrictions, please contact TD Shareholder Relations (contact information is provided on page 64 of this circular).

HOW DO I VOTE?

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or if you hold your shares through the Direct Registration System in the United States. Registered shareholders eligible to vote can vote in person at the meeting. If you are eligible to vote but will not be attending the meeting in person you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf. Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading “How Will My Shares Be Voted If I Vote By Proxy?”.

Beneficial Owners (Non-Registered Shareholders)

Most shareholders are “beneficial owners” who are non-registered shareholders. You are a non-registered shareholder if you beneficially own common shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name.

Non-registered shareholders may vote either in person or by proxy. As required by Canadian securities laws, you will receive from your intermediary a request for voting instructions or a form of proxy for the number of common shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions or the form of proxy that is provided to you by your intermediary.

Since the bank has limited access to the names or holdings of its non-registered shareholders, you must complete the following steps to vote in person at the meeting: (a) insert your own name in the space provided or mark the appropriate box on the request for voting instructions or form of proxy to appoint yourself as the proxyholder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed because your vote will then be taken at the meeting.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  2

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

If you are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the enclosed form of proxy or request for voting instructions and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the common shares as he or she sees fit. If you appoint the persons designated in the enclosed form of proxy or request for voting instructions as the proxyholder, unless otherwise specified, your common shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading “Director Nominees”;

FOR the appointment of Ernst & Young LLP as auditor;

FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Report of the Management Resources Committee and Approach to Compensation sections of this circular; and

AGAINST each of the shareholder proposals set out in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed form of proxy or request for voting instructions gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

CAN I APPOINT A DIFFERENT PROXYHOLDER?

Yes, if you are a registered Canadian or U.S. shareholder or if you are a Canadian non-registered shareholder. The persons named as proxyholders in the enclosed form of proxy or request for voting instructions are directors of the bank. If you wish to appoint another person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by the bank’s transfer agent, CIBC Mellon Trust Company, or the bank’s corporate secretary at least twenty-four hours before the meeting.

Non-Registered Shareholders
Registered Shareholders (Canada or U.S.)	(Beneficial Owners) (Canada only)
1. Either insert such person’s name in the blank space provided in the form of proxy OR complete another proxy.	1. Insert such person’s name in the blank space provided in the request for voting instructions or form of proxy provided by your intermediary.

2. Deliver the proxy in any of the ways indicated for registered shareholders in the Notice of Annual Meeting.
2.   Return the voting instructions or proxy in the envelope provided or as otherwise permitted by your intermediary, following the voting procedures provided by your intermediary.

Remember that your proxyholder must attend the meeting in person in order for your vote to be taken.

WHAT IF I WANT TO CHANGE MY VOTE?

If you are a registered shareholder and you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the corporate secretary of the bank in any of the ways indicated for registered shareholders in the Notice of Annual Meeting not later than the close of business (EDT) on March 24, 2010, or to the chairman of the meeting before the start of the meeting. Your written notification must state clearly that you wish to revoke the proxy.

If you are a non-registered shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

IS MY VOTE CONFIDENTIAL?

Yes. Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the bank, and are not submitted to the management of the bank unless a shareholder clearly intends to communicate his or her comments to the bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this circular.

3  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Financial information about the bank is included in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2009. These documents are contained in the bank’s 2009 annual report (the annual report) and are available on SEDAR at www.sedar.com, in the bank’s annual report on Form 40-F available at www.sec.gov, and on our website at www.td.com. The annual report is being mailed to shareholders together with this circular. Shareholders wishing to obtain additional copies of the annual report may make a request to TD Shareholder Relations (as set out on page 64 of this circular). The annual financial statements and the auditor’s report on them will be placed before the shareholders at the annual meeting.

ELECTION OF DIRECTORS

The nominees proposed for election as directors were recommended to the board of directors by the Corporate Governance Committee and are listed under the heading “Director Nominees”. All of the nominees are currently directors of the bank. All nominees have established their eligibility and willingness to serve as directors. Each director will be elected to hold office until the close of the next annual meeting.

Under the bank’s Corporate Governance Guidelines (available on our website at www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the chairman of the board, to take effect on acceptance by the board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the board whether to accept it. The board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or board deliberations on the resignation offer.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.

APPOINTMENT OF AUDITOR

It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of the bank. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditor of the bank until the next meeting of shareholders at which an auditor is appointed. Ernst & Young LLP has held an appointment, in accordance with the Bank Act, as auditor of the bank for each of the fiscal five years up to and including the year ended October 31, 2009, and became the bank’s sole auditor beginning with fiscal 2006. PricewaterhouseCoopers LLP previously served jointly with Ernst & Young LLP as one of the bank’s auditors.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditors service fees, see the discussion starting on page 17 of the bank’s 2009 annual information form (www.sedar.com or www.td.com/investor/other.jsp). Fees paid to the shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	FEES PAID TO ERNST & YOUNG LLP

(thousands of Canadian dollars)	2009	2008	2007

Audit fees(1)	$23,123	$18,733	$14,942

Audit related fees(2)	1,087	3,192	2,727

Tax fees(3)	2,563	2,751	203

All other fees(4)	411	598	336

Total	$27,184	$25,274	$18,208

Notes:

(1)	Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  4

(2)	Audit related fees are fees for assurance and related services that are performed by the bank’s auditor. These services include employee benefit plan audits, accounting and tax consultations in connection with acquisitions and divestitures, application and general control reviews, attest services not required by statute or regulation, interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

(3)	Tax fees comprise: income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund; tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures; electronic and paper based tax knowledge publications; and tax planning, including expatriate and domestic tax services and transfer pricing matters.

(4)	All other fees include fees for insolvency and viability matters either paid by the bank or by third parties, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties to Ernst & Young LLP in 2009 is $0.09 million (2008 — $0.28 million; 2007 — $0.04 million). Also included in this category are fees for audits of charitable organizations, Section 5970/SAS 70 reports on control procedures at a service organization, audit services for certain special purpose entities administered by the bank, SEC-registered fund audits, and benchmark studies.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

In keeping with last year’s announcement by the bank, the board of directors has acted to provide shareholders with an opportunity to cast an advisory vote on the approach to executive compensation that is disclosed in the report of the Management Resources Committee and Approach to Compensation sections located on pages 19 to 29 of this circular. These sections of the circular describe the role of the Management Resources Committee in overseeing compensation at the bank, as well as key activities completed by the committee in 2009 including the implementation of formal processes for ensuring that risk is appropriately considered in the bank’s compensation plans. In addition, these sections describe the bank’s executive compensation principles, the key design features of compensation plans for executives, and the alignment of the bank’s programs to the Principles for Sound Compensation Practices published by the Financial Stability Board, an international body that is playing a key role in compensation reform initiatives for financial institutions.

The board and management worked with other large Canadian public companies and representatives of the investment community over the last year on how best to institute the advisory vote. The following shareholders’ resolution was developed by the joint investor-company group. As the vote is advisory, the resolution is non-binding. The board of directors recommends that shareholders vote FOR the resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the report of the Management Resources Committee and Approach to Compensation sections located on pages 19 to 29 of the management proxy circular.”

The bank’s Corporate Governance Guidelines provide that, if a majority or significant proportion of the shares represented in person or by proxy at the meeting are voted against the advisory resolution, the chairman of the board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The Management Resources Committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. The bank intends to disclose a summary of the process undertaken and an explanation of any changes to executive compensation within six months of the shareholders’ meeting and in any case, not later than in the next management proxy circular.

SHAREHOLDER PROPOSALS

Attached to this circular as Schedule A are certain shareholder proposals which have been submitted for consideration at the meeting and the explanation of the board of directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.

The final date for submissions of proposals by shareholders to the bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the bank is November 26, 2010.

5  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

DIRECTOR NOMINEES

The following charts provide information on the nominees proposed for election as directors. Included in these charts is information relating to the nominees’ current membership on committees of the board, other public board memberships held in the past 5 years, and board and committee meeting attendance in the 12 months ended October 31, 2009. In that period, the board held 8 regularly scheduled meetings and called 7 special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. All nominees attended more than 75% of applicable board and committee meetings.

The charts also show present principal occupation and principal occupations held in the last five years, if different. In addition, the charts show the nominees’ current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, and deferred share units (DSUs) (each equivalent to a common share) credited to each nominee. The total equity value for 2010 versus 2009 (as at the end of the respective preceding calendar year) is presented in Canadian dollars, as well as the amount of equity held by each director exceeding (or below) his or her share ownership requirements (SOR) (described further on page 13 of this circular).

William E. Bennett Age: 63 Chicago, IL U.S.A. Director Since: May 2004 Independent Designated Audit Committee Financial Expert	Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Other Public Company directorships in the past five years(1)
• Capital Power Corporation (2009 - present)
• TD Bank US Holding Company (2005 - present) (formerly TD Banknorth Inc.) (ceased to be a separate public company when privatized by the bank in 2007)
Board/Committee Membership			Attendance
Board			15 of 15	100%
Audit (chair)			9 of 9	100%
Risk			8 of 8	100%
Combined Total			32 of 32	100%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs(3)	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	nil	22,677	22,677	$1,495,775	$1,045,775

2009	nil	17,241	17,241	$749,121	$299,121

Hugh J. Bolton Age: 71 Edmonton, AB Canada Director Since: April 2003 Independent	Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. In February 2007, Mr. Bolton became non-executive Chairman of Matrikon Inc. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants.

Other Public Company directorships in the past five years(1)

• Canadian National Railway Company (2003 - present)
• Capital Power Corporation (2009 - present)
• EPCOR Utilities Inc. (2000 - present) (reporting issuer but not listed on a stock exchange)
• Matrikon Inc. (2001 - present)

• Teck Resources Limited (2001 - present) (formerly Teck Cominco Limited)
• WestJet Airlines Ltd. (2005 - present)
• EPCOR Preferred Equity Inc. (2002 - 2007)
• Teck Cominco Metals Limited (1998 - 2007)

Board/Committee Membership			Attendance
Board			13 of 15	87%
Audit			4 of 4(5)	100%
Corporate Governance			2 of 2(6)	100%
Risk			3 of 3(5)	100%
Combined Total			22 of 24	92%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	1,000	18,095	19,095	$1,259,506	$809,506

2009	1,000	15,955	16,955	$736,695	$286,695

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  6

John L. Bragg Age: 69 Collingwood, NS Canada Director Since: October 2004 Independent	Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturer. He is also an officer of a number of associated companies including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, of which he is a past Chancellor, and holds honourary doctorate degrees from Mount Allison, Dalhousie, Acadia and St. Francis Xavier Universities. Mr. Bragg was made an Officer of the Order of Canada in 1996.

Other Public Company directorships in the past five years
• Empire Company Limited (1999 - present) • Maple Leaf Foods Inc. (2008 - present)				• Sobeys Inc. (1998 - present) (reporting issuer but not listed on a stock exchange) • Canada Bread Limited (1995 - 2008)
Board/Committee Membership			Attendance
Board			14 of 15	93%
Audit			9 of 9	100%
Combined Total			23 of 24	96%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	204,343	16,136	220,479	$14,542,795	$14,092,795

2009	204,343	12,293	216,636	$9,412,834	$8,962,834

W. Edmund Clark Age: 62 Toronto, ON Canada Director Since: August 2000 Non-Independent	Mr. Clark is the President and Chief Executive Officer of the bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the bank. Mr. Clark joined the bank with its acquisition of CT Financial Services Inc. (on February 1, 2000) where he was the President and Chief Executive Officer. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master’s and doctoral degrees from Harvard University, all in economics.

Other Public Company directorships in the past five years
• TD AMERITRADE Holding Corporation (2006 - present)
• TD Bank US Holding Company (2005 - present) (formerly TD Banknorth Inc.) (ceased to be a separate public company when privatized by the bank in 2007)
Board/Committee Membership			Attendance
Board			14 of 15	93%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	For required and actual share ownership as an executive, see the share ownership table on page 27.
2010	32,978	537,803	570,781

2009	5,328	512,835	518,163

Wendy K. Dobson Age: 68 Uxbridge, ON Canada Director Since: October 1990 Independent	Dr. Dobson is Professor and Co-Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson is Vice Chair of the Canadian Public Accountability Board. She holds an undergraduate degree from the University of British Columbia, two master’s degrees from Harvard University and a doctorate in economics from Princeton University.

Other Public Company directorships in the past five years
• TransCanada Corporation (1992 - present)
• TransCanada PipeLines Limited (1992 - present)
Board/Committee Membership			Attendance
Board			14 of 15	93%
Risk			8 of 8	100%
Combined Total			22 of 23	96%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	8,029	17,011	25,040	$1,651,638	$1,201,638

2009	7,659	14,921	22,580	$981,101	$531,101

7  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Henry H. Ketcham Age: 60 Vancouver, BC Canada Director Since: January 1999 Independent	Mr. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company, and is an officer of a number of associated companies. Mr. Ketcham holds an undergraduate degree in sociology from Brown University and has completed the Program for Management Development at Harvard Business School.

Other Public Company directorships in the past five years
• West Fraser Timber Co. Ltd. (1985 - present)
Board/Committee Membership			Attendance
Board			15 of 15	100%
Management Resources			9 of 11	82%
Combined Total			24 of 26	92%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	8,968	28,573	37,541	$2,476,204	$2,026,204

2009	5,169	25,945	31,114	$1,351,903	$901,903

Pierre H. Lessard Age: 67 Westmount, PQ Canada Director Since: October 1997 Independent	Mr. Lessard is the Executive Chairman of the Board of METRO INC., a food retailer and distributor. Prior to April 15, 2008, Mr. Lessard was the President and Chief Executive Officer of METRO INC. Mr. Lessard holds an undergraduate and a master’s degree from Laval University and a master’s degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Québec Order of Chartered Accountants.

Other Public Company directorships in the past five years(7)
• METRO INC. (1990 - present)
• SNC-Lavalin Group Inc. (1998 - present)
Board/Committee Membership			Attendance
Board			13 of 15	87%
Management Resources			10 of 11	91%
Combined Total			23 of 26	88%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	13,500	31,984	45,484	$3,000,125	$2,550,125

2009	11,000	27,594	38,594	$1,676,909	$1,226,909

Brian M. Levitt Age: 62 Westmount, PQ Canada Director Since: December 2008 Independent	Mr. Levitt is a Partner and Co-Chair of the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Science degree in Civil Engineering.

Other Public Company directorships in the past five years(1)
• BCE Inc. (1998 - present)
• Bell Canada (2003 - present) (reporting issuer but not listed on a stock exchange)
• Domtar Corporation (2007 - present)
• Domtar Inc. (1997 - 2008)
Board/Committee Membership			Attendance(8)
Board			12 of 13	92%
Risk			7 of 7	100%
Combined Total			19 of 20	95%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	15,000	4,590	19,590	$1,292,156	$842,156

2009	15,000	1,647	16,647	$723,312	$273,312

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  8

Harold H. MacKay Age: 69 Regina, SK Canada Director Since: November 2004 Independent	Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Prior to that, he was a partner in the firm from 1969 to his retirement in 2004. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. In March 2007, Mr. MacKay also became non-executive Chairman of Domtar Corporation. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.

Other Public Company directorships in the past five years(1)
• Domtar Corporation (2007 - present)
• The Mosaic Company (2004 - present)
• Domtar Inc. (2007 - 2008)
Board/Committee Membership			Attendance
Board			15 of 15	100%
Risk (chair)			8 of 8	100%
Combined Total			23 of 23	100%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	5,000	17,720	22,720	$1,498,611	$1,048,611

2009	5,000	13,048	18,048	$784,186	$334,186

Irene R. Miller Age: 57 New York, NY U.S.A. Director Since: May 2006 Independent Designated Audit Committee Financial Expert	Ms. Miller is Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

Other Public Company directorships in the past five years
• Barnes & Noble, Inc. (1995 - present)
• Coach, Inc. (2001 - present)
• Inditex, S.A. (2001 - present)
• The Body Shop International plc (2000 - 2006)
Board/Committee Membership			Attendance
Board			13 of 15	87%
Audit			8 of 9	89%
Combined Total			21 of 24	88%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	10,000	12,576	22,576	$1,489,113	$1,039,113

2009	10,000	8,615	18,615	$808,822	$358,822

9  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Nadir H. Mohamed Age: 53 Toronto, ON Canada Director Since: April 2008 Independent Designated Audit Committee Financial Expert	Mr. Mohamed is the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company. Prior to March 2009, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Accountant.

Other Public Company directorships in the past five years
• Rogers Communications Inc. (2005 - present)
• Cinram International Inc. (2003 - 2008)
• Rogers Wireless Communications Inc. (2001 - 2005)
• Sierra Wireless, Inc. (2003 - 2005)
Board/Committee Membership			Attendance
Board			15 of 15	100%
Audit			9 of 9	100%
Combined Total			24 of 24	100%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding/Below SOR
2010	3,300	5,997	9,297	$613,230	$163,230

2009	3,300	3,002	6,302	$273,822	$(176,178)

Wilbur J. Prezzano Age: 69 Charleston, SC U.S.A. Director Since: April 2003 Independent	Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.

Other Public Company directorships in the past five years
• EnPro Industries, Inc. (2006 - present) • Lance, Inc. (1998 - present) • Roper Industries, Inc. (1997 - present)	• TD AMERITRADE Holding Corporation (2006 - present)
• TD Bank US Holding Company (2005 - 2007) (formerly
TD Banknorth Inc.) (ceased to be a separate public
company when privatized by the bank in 2007)

Board/Committee Membership			Attendance
Board			12 of 15(9)	80%
Management Resources (chair)			11 of 11	100%
Risk			8 of 8	100%
Combined Total			31 of 34	91%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	1,000	27,139	28,139	$1,856,048	$1,406,048

2009	1,000	21,747	22,747	$988,357	$538,357

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  10

Helen K. Sinclair Age: 58 Toronto, ON Canada Director Since: June 1996 Independent	Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a satellite communications company. Until November 2009, Ms. Sinclair was also a director of the Canada Pension Plan Investment Board. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

Other Public Company directorships in the past five years(1)
• Davis + Henderson Income Fund (2004 - present)
• EPCOR Utilities Inc. (2008 - present) (reporting issuer but not listed on a stock exchange)
• Transat A.T. Inc. (2003 - 2005)
Board/Committee Membership			Attendance
Board			15 of 15	100%
Management Resources			10 of 11	91%
Combined Total			25 of 26	96%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	13,802	16,559	30,361	$2,002,612	$1,552,612

2009	10,921	14,489	25,410	$1,104,065	$654,065

Carole S. Taylor Age: 64 Vancouver, BC Canada Director Since: August 2009 Independent	Ms. Taylor is a Senior Advisor for Borden Ladner Gervais LLP. From December 2008 to January 2010, Ms. Taylor served as Chair of the Federal Finance Minister’s Economic Advisory Council. Ms. Taylor served as Minister of Finance for British Columbia from June 2005 to June 2008. In May 2005, Ms. Taylor was elected to the Legislative Assembly of British Columbia to represent the riding of Vancouver-Langara. From July 2001 to March 2005, Ms. Taylor served as Chair of CBC/Radio-Canada. Ms. Taylor holds an undergraduate degree in English from the University of Toronto. Ms. Taylor was made an Officer of the Order of Canada in 2001.

Other Public Company directorships in the past five years
None
Board/Committee Membership			Attendance(10)
Board			3 of 3	100%
Risk			2 of 2	100%
Combined Total			5 of 5	100%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	8,211	1,553	9,764	$644,033	$194,033

2009	N/A

11  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

John M. Thompson Age: 67 Toronto, ON Canada Director Since: August 1988 Chairman Since: April 2003 Independent	Mr. Thompson is the non-executive Chairman of the Board of the bank and the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002. Mr. Thompson holds an undergraduate degree in engineering science from The University of Western Ontario, of which he is Chancellor, and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.

Other Public Company directorships in the past five years
• Royal Philips Electronics N.V. (2003 - present)
• Thomson Reuters Corporation (2003 - present) (formerly The Thomson Corporation)
• Thomson Reuters PLC (2008 - 2009)
Board/Committee Membership			Attendance
Board			15 of 15	100%
Corporate Governance (chair)			5 of 5	100%
Management Resources			11 of 11	100%
Combined Total			31 of 31	100%
Equity Ownership

Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
2010	48,731	16,701	65,432	$4,315,895	$3,115,895

2009	46,644	13,758	60,402	$2,624,467	$1,424,467

Notes to the Director Nominees’ Charts:

(1)	Director nominees who serve on outside boards together are: Mr. Bolton and Ms. Sinclair, who are directors of EPCOR Utilities Inc. (a reporting issuer but not listed on a stock exchange); Mr. Levitt and Mr. MacKay, who are directors of Domtar Corporation; and Mr. Bennett and Mr. Bolton, who are directors of Capital Power Corporation.

(2)	Common shares and DSU amounts are as of January 28, 2010 and January 22, 2009, the respective information dates of this, and last year’s, management proxy circulars.

(3)	Total includes DSUs earned in respect of service on the boards of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.

(4)	For 2010, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2009 ($65.96), and for 2009, at the closing price of the common shares on the TSX on December 31, 2008 ($43.45).

(5)	Stepped down from the committee on April 2, 2009.

(6)	Joined the committee on April 2, 2009.

(7)	Mr. Lessard was a director of CINAR Corporation at the time its shares were suspended from trading on the TSX for more than 30 consecutive days. The shares were delisted from the TSX and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements.

(8)	Joined the board and Risk Committee on December 3, 2008.

(9)	Inability to attend certain special board meetings called on short notice (i.e., not regularly scheduled) adversely affected attendance.

(10)	Joined the board and Risk Committee on August 26, 2009.

Additional Information About Current Directors Not Standing for Election

Ms. Donna Hayes, an independent director who has served as a director of the bank since January 2004, will not be standing for re-election at the meeting. Ms. Hayes does not hold any other public directorships. In the twelve months ended October 31, 2009, Ms. Hayes attended 15 of 15 board meetings, 5 of 5 Audit Committee meetings and 5 of 5 Corporate Governance Committee meetings.

Mr. Roger Phillips, an independent director who has served as a director of the bank since February 1994, will not be standing for re-election at the meeting. He is also a director of Canadian Pacific Railway Company, Canadian Pacific Railway Limited, Imperial Oil Limited and Cliffs Natural Resources Inc. In the twelve months ended October 31, 2009, Mr. Phillips attended 13 of 15 board meetings and 5 of 5 Corporate Governance Committee meetings.

Mr. William Ryan, a non-independent director who has served as a director of the bank since March 2005, will not be standing for re-election at the meeting. Until November 2009, Mr. Ryan was the Executive Chairman of TD Banknorth Inc. (now known as TD Bank US Holding Company), the parent company of TD Bank, N.A., which operates as TD Bank, America’s Most Convenient Bank. He is also a director of WellPoint, Inc. and Unum Group. In the twelve months ended October 31, 2009, Mr. Ryan attended 9 of 15 board meetings. Mr. Ryan’s participation in meetings has been limited due to health reasons.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  12

DIRECTOR COMPENSATION

Director compensation is intended to appropriately compensate directors and to align their interests with those of shareholders. On an annual basis, the Corporate Governance Committee conducts a review of director compensation to ensure compensation reflects the time and effort expended and remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the Corporate Governance Committee.

In reviewing the compensation paid to directors, compensation was benchmarked against market data gathered within the same peer group used to evaluate relative performance under the bank’s Executive Compensation Plan. In aggregate, the compensation delivered in 2009 positioned the directors near the median of the peer companies based on board activities.

ELEMENTS OF DIRECTOR COMPENSATION

The compensation structure detailed below was approved by the board and first became effective November 1, 2006. Annual fees indicated below are not applicable to directors who are also employees of the bank or its subsidiaries, such as Mr. Clark.

Item or Service	Annual Fee
Chairman of the board (does not receive any other Annual Fees)	$200,000

Director retainer (includes compensation for serving on one committee)	$75,000

Additional committee memberships (includes observer attendees)	$15,000

Committee chair (other than the Audit Committee)	$25,000

Audit committee chair	$40,000

Directors based outside of Ontario (travel allowance in recognition of time spent traveling to meetings)
• Principal residence in Québec	$10,000
• Principal residence West of Ontario or East of Québec	$20,000
• Principal residence in U.S.	$35,000

Beginning in fiscal 2010, non-employee directors (excluding the chairman of the board) will receive an additional $1,500 for each special meeting in excess of five special board or committee meetings attended during the fiscal year.

Equity Awards

In addition to Annual Fees, non-employee directors may be entitled to an equity award paid in the form of deferred share units under the Outside Director Share Plan. Amounts of equity awards to directors made in 2009 are indicated in the Director Compensation table on page 14.

Outside Director Share Plan

Under the Outside Director Share Plan, a non-employee director may elect to receive his or her annual fees (paid quarterly) in the form of cash, common shares or deferred share units, or any combination thereof. Deferred share units are phantom share units that track the price of the common shares, receive additional units when dividends are paid on common shares and have no voting rights. Deferred Share Units are valued using either the average cost of common shares purchased under the Outside Director Share Plan on the purchase date or, if no cost on the purchase date has been established, the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. Units may be redeemed in cash after the director leaves the service of the board.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS

Under the bank’s director share ownership requirement, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their respective annual retainer. Deferred share units are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement.

Directors have five years from their respective first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of deferred share units or common shares until the share ownership requirement has been achieved. Directors who are also management are subject to separate share ownership requirements as described on page 27 in the Approach to Compensation section of this circular.

The current share ownership requirements for non-employee directors are:

•	Chairman of the Board: 6 x annual retainer (6 x $200,000 = $1,200,000); and

•	Other Directors: 6 x annual retainer (6 x $75,000 = $450,000).

All non-employee director nominees have acquired common shares and deferred share units, the total value of which is equivalent to or exceeds the director share ownership requirement described above. Share ownership levels of the director nominees are set out starting on page 6 of this circular.

13  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during 2009.

	Annual Fees

Name(1)	Annual Retainer ($)	Additional Committee ($)	Committee Chairman ($)	Travel Allowance ($)	Total Annual Fees(2) ($)	Share- based Awards(3)	All Other Compensation	Total(4)

William E. Bennett(5) (6)	$75,000	$15,000	$20,000	$35,000	$145,000	$ 90,000	$ 183,814	$418,814

Hugh J. Bolton(5) (7)	$75,000	$ 7,500	$20,000	$20,000	$122,500	$ 90,000	—	$212,500

John L. Bragg	$75,000	—	—	$20,000	$95,000	$ 90,000	—	$185,000

Wendy K. Dobson	$75,000	—	—	—	$75,000	$ 90,000	—	$165,000

Donna M. Hayes(7) (8)	$75,000	$ 7,500	—	—	$82,500	$ 37,500	—	$120,000

Henry H. Ketcham	$75,000	—	—	$20,000	$95,000	$ 90,000	—	$185,000

Pierre H. Lessard	$75,000	—	—	$10,000	$85,000	$ 90,000	—	$175,000

Brian M. Levitt(9)	$68,750	—	—	$ 9,167	$77,917	$ 90,000	—	$167,917

Harold H. MacKay	$75,000	$15,000	$25,000	$20,000	$135,000	$ 90,000	—	$225,000

Brian F. MacNeill(10)	$37,500	—	—	$10,000	$47,500	n/a	—	$47,500

Irene R. Miller	$75,000	—	—	$35,000	$110,000	$ 90,000	—	$200,000

Nadir H. Mohamed	$75,000	—	—	—	$75,000	$ 90,000	—	$165,000

Roger Phillips(11)	$75,000	—	—	$20,000	$95,000	$ 37,500	—	$132,500

Wilbur J. Prezzano	$75,000	$15,000	$25,000	$35,000	$150,000	$ 90,000	—	$240,000

William J. Ryan(12)	n/a	n/a	n/a	n/a	n/a	n/a	$1,890,517	$1,890,517

Helen K. Sinclair	$75,000	—	—	—	$75,000	$ 90,000	—	$165,000

Carole S. Taylor(13)	$13,562	—	—	$3,616	$17,178	$102,658	—	$119,836

John M. Thompson	$200,000	—	—	—	$200,000	$150,000	—	$350,000

Notes:

(1)	Mr. Clark does not appear in this table as he is an employee-director and a named executive officer. Mr. Clark does not receive any compensation for serving as a director of the bank or subsidiary boards (TD Bank US Holding Company, formerly TD Banknorth Inc., TD Bank, N.A. and TD Bank USA, N.A.). Details of compensation received by Mr. Clark in his capacity as President and CEO of the bank are provided in the Summary Compensation Table in this circular.

(2)	Amounts shown in the Total Annual Fees column were received entirely in deferred share units (DSUs) or common shares, instead of cash, except as follows:

Director	Annual Retainer	Other Annual Fees
William E. Bennett	50% Cash + 50% DSUs	50% Cash + 50% DSUs

Hugh J. Bolton	100% Cash	100% Cash

Wendy K. Dobson	100% Cash	100% Cash

Brian F. MacNeill	50% Cash + 50% DSUs	50% Cash + 50% DSUs

Helen K. Sinclair	100% Cash	100% Cash

(3)	The grants are for deferred share units which were awarded on December 14, 2009. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.

(4)	The total director compensation awarded in fiscal 2009, which includes the Total Annual Fees as disclosed in the Director Compensation Table and equity awarded on December 11, 2008, was $2,888,428.

(5)	Served as Audit committee chair for half of fiscal 2009. As such, the Audit committee chairman fee was pro-rated.

(6)	All other compensation represents the fees paid to Mr. Bennett for serving as a board member of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A., each a subsidiary of the bank.

Total fees paid to Mr. Bennett for service on the subsidiary boards include annual retainer, meeting fees, travel allowance, and eligibility for an equity award that is determined annually. No equity was awarded in 2008, so in 2009 each non-employee director received two equity grants: U.S.$40,000 on June 2, 2009 and U.S.$40,000 on December 16, 2009.

The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 1, 2008 to October 31, 2009 (C$1.17 = U.S.$1.00).

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  14

(7)	Served on two Committees for half of fiscal 2009. As such, the Additional Committee fee was pro-rated.

(8)	Ms. Hayes is not standing for re-election at the annual meeting to be held on March 25, 2010 and her equity award was pro-rated accordingly.

(9)	Mr. Levitt was appointed as a director on December 3, 2008 and his annual fees were pro-rated accordingly.

(10)	Mr. MacNeill did not for stand for re-election at the annual meeting held on April 2, 2009 and his annual retainer fees were pro-rated accordingly.

(11)	Mr. Phillips is not standing for re-election at the annual meeting to be held on March 25, 2010 and his equity award was pro-rated accordingly.

(12)	Mr. Ryan does not receive any compensation for serving as a director of the bank or subsidiary boards (TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.). Pursuant to his employment agreement with the bank and TD Bank US Holding Company, Mr. Ryan received compensation totaling U.S.$1,616,793 in 2009. The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 1, 2008 to October 31, 2009 (C$1.17= U.S.$1.00).

(13)	Ms. Taylor was appointed as a director on August 26, 2009 and her annual fees were pro-rated accordingly. Ms. Taylor received an equity award in August 2009 of $12,657.53 in addition to an equity award of $90,000 in December 2009.

EQUITY TABLES

Under certain bank legacy stock incentive plans, certain non-employee directors were granted stock options as part of their director compensation. Such options were awarded from December 1998 to December 2001 and have all vested. No options have been awarded to non-employee directors since that time. The following table sets out the relevant information regarding options awarded to each of the following non-employee directors in December 2000 and December 2001 under those plans.

	Number of securities			Value of Unexercised
	underlying	Option Exercise		In-the-money
	Unexercised Options	Price	Option Expiration	Option-based Awards(1)
Name	(#)	($)	Date	($)
Wendy K. Dobson	925	$40.98	December 13, 2011	$23,107

Henry H. Ketcham	2,200	$41.70	December 7, 2010	$53,372
	3,700	$40.98	December 13, 2011	$92,426
Total	5,900			$145,798

Pierre H. Lessard	2,200	$41.70	December 7, 2010	$53,372
	3,700	$40.98	December 13, 2011	$92,426
Total	5,900			$145,798

Brian F. MacNeill	2,200	$41.70	December 7, 2010	$53,372
	3,700	$40.98	December 13, 2011	$92,426
Total	5,900			$145,798

Roger Phillips	2,200	$41.70	December 7, 2010	$53,372
	3,700	$40.98	December 13, 2011	$92,426
Total	5,900			$145,798

Helen K. Sinclair	2,200	$41.70	December 7, 2010	$53,372
	3,700	$40.98	December 13, 2011	$92,426
Total	5,900			$145,798

John M. Thompson	2,200	$41.70	December 7, 2010	$53,372
	3,700	$40.98	December 13, 2011	$92,426
Total	5,900			$145,798

Note:

(1)	Represents the dollar amount of in-the-money unexercised options based on the difference between the closing price of common shares on the TSX on December 31, 2009, which was $65.96, and the exercise price of the option.

In addition to the option awards described above, Messrs. Bennett, Prezzano and Ryan currently hold options to purchase 2,132, 2,132 and 497,271 common shares, respectively, which were received in connection with the privatization of TD Banknorth Inc. on April 20, 2007, whereby certain options to purchase shares of TD Banknorth Inc. were converted into options to acquire common shares. The number of common shares following the conversion was calculated in accordance with the Merger Agreement relating to the privatization. Messrs. Bennett and Prezzano previously received their TD Banknorth options as director compensation while Mr. Ryan previously received his TD Banknorth options as executive compensation.

15  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

The following table sets out the relevant information regarding options granted to each of Messrs. Bennett, Prezzano and Ryan which are currently outstanding:

	Number of securities			Value of Unexercised
	underlying	Option Exercise		In-the-money
	Unexercised Options	Price	Option Expiration	Option-based Awards(1)
Name	(#)	($)	Date	($)
William E. Bennett	1,066	U.S. $57.38	May 24, 2015	C$	5,983
	1,066	U.S. $55.11	May 9, 2016	C$	8,526
Total	2,132			C$	14,509

Wilbur J. Prezzano	1,066	U.S. $57.38	May 24, 2015	C$	5,983
	1,066	U.S. $55.11	May 9, 2016	C$	8,526
Total	2,132			C$	14,509

William J. Ryan	2,239	U.S. $37.21	May 1, 2011	C$	60,030
	79,995	U.S. $38.13	May 22, 2011	C$	2,067,398
	77,328	U.S. $39.16	October 23, 2011	C$	1,914,762
	11,599	U.S. $49.04	March 26, 2012	C$	166,767
	117,325	U.S. $43.66	October 22, 2012	C$	2,350,261
	15,465	U.S. $46.17	May 27, 2013	C$	268,999
	77,328	U.S. $52.88	October 21, 2013	C$	799,714
	38,664	U.S. $58.58	March 31, 2015	C$	168,232
	77,328	U.S. $54.23	October 25, 2015	C$	689,997
Total	497,271			C$	8,486,160

Note:

(1)	Represents the dollar amount of in-the-money unexercised options based on the difference between the closing price in U.S. dollars of common shares on the NYSE on December 31, 2009, which was U.S.$62.72 and the exercise price of the option. The exchange rate used to convert the value of unexercised in-the-money option-based awards into Canadian dollars was the Bank of Canada exchange rate on December 31, 2009 (C$1.05 = U.S. $1.00).

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  16

CORPORATE GOVERNANCE

The board of directors is committed to acting in the best interests of the bank and its shareholders. The board fulfils its role directly and through committees to which it delegates certain responsibilities. The board and its committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.

This section contains reports of the Corporate Governance, Audit and Risk Committees outlining their key charter responsibilities and highlights certain tasks performed by each committee during 2009. The Report of the Management Resources Committee and information on executive compensation at the bank follows. Under rules adopted by Canadian securities regulatory authorities, the bank is required to disclose information relating to its corporate governance practices. The bank’s disclosure is set out in Schedule B to this circular. Additional information relating to corporate governance at the bank may be found on our governance website at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee, chaired by the chairman of the board, is responsible for developing the bank’s corporate governance principles aimed at fostering a healthy governance culture at the bank.

In the 2009 financial year, the committee’s work included:

•	Reviewing: the competencies and skills of the board, its committees and potential candidates for membership on the board; the compensation of the directors of the bank; the bank’s policies in respect of ethical personal and business conduct; the bank’s corporate governance principles; criteria for selecting new directors and the board’s approach to director independence.

•	Overseeing: the bank’s communications with its shareholders, other interested parties and the public through a responsive communication policy.

•	Monitoring: regulatory developments, trends and guidance in corporate governance; the orientation program for new directors; the ongoing education of directors; and the process for the assessment and evaluation of the board, its committees, committee chairs and the chairman of the board.

•	Recommending: an appropriate structure and composition of the board and its committees to the board.

The committee confirms that it has fulfilled its responsibilities in 2009 in the best interests of shareholders.

For more detailed information about our system of corporate governance, please see the discussion in Schedule B to this circular and on pages 14-15 of the 2009 annual report.

As at October 31, 2009, the following individuals served as members of the Corporate Governance Committee:

John M. Thompson (chair) — member since 2002	Hugh J. Bolton — member since 2009
Donna M. Hayes — member since 2008	Roger Phillips — member from 1998 — 2000 and since 2008

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for supervising the quality and integrity of the bank’s financial reporting. The committee also fulfills the responsibilities of the bank’s conduct review committee under the Bank Act, which include receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest. Also, the committee acts as the audit committee and conduct review committee for certain subsidiaries of the bank. The committee meets regularly with the shareholders’ auditor and the chief auditor (who heads the bank’s internal audit department) without management present, and separately with the chief financial officer and the chief compliance officer, and alone.

In the 2009 financial year, the committee’s work included:

•	Reviewing: the bank’s annual and interim financial statements and management’s discussion and analysis, and the selection, compensation and retention of the shareholders’ auditor.

•	Evaluating: the effectiveness of the shareholders’ auditor, chief financial officer, chief auditor and chief compliance officer and the bank’s internal controls that ensure compliance with laws, regulations and the bank’s own policies.

•	Examining: trends and best practices in financial reporting and compliance with the bank’s policies in respect of ethical personal and business conduct.

•	Monitoring: key accounting policies of the bank and key estimates and judgments of management with management and the shareholders’ auditor.

The committee confirms that it has fulfilled its responsibilities in 2009 in the best interests of shareholders. For further information on the Audit Committee, see the discussion starting on page 15 of the bank’s 2009 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

17  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

As at October 31, 2009, the following individuals served as members of the Audit Committee:

William E. Bennett (chair) — member since 2005	Irene R. Miller — member since 2006
John L. Bragg — member since 2004	Nadir H. Mohamed — member since 2008
Donna M. Hayes — member from 2004 — 2008 and since 2009

REPORT OF THE RISK COMMITTEE

The bank’s risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. The objective of the structure is to ensure that important information about risks flows up from the business units and oversight functions to the Enterprise Risk Management Committee, the Risk Committee and the board of directors.

The Risk Committee is responsible for overseeing the management of the bank’s risk profile and implementation of an effective risk management culture throughout the organization. The committee approves enterprise-wide risk management policies that establish the bank’s risk appetite, and monitors management of risks and risk trends.

In 2009, the committee met eight times. The committee regularly meets without members of management present, and separately with each of the chief executive officer (CEO) and the chief risk officer without other members of management present.

The committee confirms that it has fulfilled its responsibilities in 2009 in the best interests of shareholders. In 2009, the committee oversaw the development of the TD Bank Financial Group Risk Appetite Framework, one important component of bank’s overall risk management strategy. The committee also oversaw a comprehensive review of the bank’s governance, risk and control framework, supported by the advice of an independent consultant. The committee, together with the full board of directors, has been, and will continue to be, vigilant in identifying, monitoring and providing strategic counsel about current and future risks.

In the 2009 financial year, the committee’s work included:

•	Approving: enterprise-wide risk management policies and frameworks established or recommended by management, including:

➢	TDBFG risk appetite framework.

➢	credit risk policies.

➢	trading risk limits policies and the market risk limit framework.

➢	liquidity risk management policies and revisions to the liquidity risk management framework.

➢	asset/liability market risk policies

➢	policies for managing operational risk, reputational risk and environmental risk.

•	Overseeing: compliance with the bank’s risk management policies for significant risks and approved risk limits,

•	Monitoring: the bank’s risk management performance and the results of enterprise stress testing.

•	Assessing: the effectiveness of the chief risk officer and risk management departments of the bank.

•	Examining: the risk management issues impacting the bank and its risk culture.

•	Reviewing:

➢	comprehensive reports of the bank’s exposure and experience regarding risk across the organization including the amount, nature, characteristics, concentration and quality of the bank’s credit portfolio as well as any significant exposures to credit risk.

➢	the results of reviews by the bank’s regulators and supervisors, from time to time, in respect of the bank’s risk management function and activities.

➢	emerging regulatory risk management standards.

➢	the bank’s risk profile and assessment of risk performance as outlined in the risk appetite framework as an input to senior management compensation decision-making.

For more information on how the bank manages risk, please see the discussion beginning on page 65 of the bank’s 2009 annual report available on our website at www.td.com/investor/index.jsp.

As at October 31, 2009, the following individuals served as members of the Risk Committee:

Harold H. MacKay (chair) — member since 2004	Brian M. Levitt — member since 2008
William E. Bennett — member since 2004	Wilbur J. Prezzano — member since 2003
Wendy K. Dobson — member from 2002 — 2004 and since 2008	Carole S. Taylor — member since 2009

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  18

REPORT OF THE MANAGEMENT RESOURCES COMMITTEE

Introduction

This year, shareholders will be casting a non-binding advisory vote on the bank’s approach to compensation as outlined in the report of the Management Resources Committee and the Approach to Compensation sections contained on pages 19 to 29 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present these sections separately from other compensation-related information that is required to be disclosed. We encourage you to read the disclosure, and to participate in the advisory vote. Compensation Discussion and Analysis disclosure required under the form prescribed by the Canadian Securities Administrators can be found in the Approach to Compensation section with the performance graphs provided on page 37 and 38 of this circular.

Disclosure is presented in the following sections of the circular:

Report of the Management Resources Committee (pages 19 to 21)
This section provides information on the composition and responsibilities of the committee, details on key activities undertaken by the committee in 2009, an overview of the committee’s objectives and rationale for the compensation program, and a high level summary of 2009 performance and compensation decisions.

Approach to Compensation (pages 22 to 29)
This section provides shareholders with information on the principles considered when designing compensation programs, the key design characteristics of the Executive Compensation Plan and equity plans, and the alignment of the Bank’s total value programs to the Principles for Sound Compensation Practices published by the Financial Stability Board (FSB), an international body that is playing a key role in compensation reform initiatives for financial institutions.

2009 Performance and Compensation (pages 30 to 38)
This section describes the link between actual pay and performance in 2009 for the named executive officers. Details are provided about the bank’s performance, about the performance of the named executive officers, and about the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to the named executive officers.

Additional Disclosure (pages 39 to 50)
This section provides additional information required by regulators or recommended disclosure best practices. Included are details about the independent advisor to the committee, the key design characteristics of the TD Securities Performance Compensation Plan, pension plans, termination and change of control benefits, and the stock option program.

Committee Composition and Responsibilities

The committee is responsible for overseeing TD’s total value programs which includes compensation (base salary, bonus, and equity compensation), pension, benefits, and perquisites. In addition, the committee oversees talent management and succession planning for the senior-most executives of the bank, as well as setting objectives and evaluating the performance of the CEO of the bank. In keeping with best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources and compensation, associated incentives and risk management. To assist in executing its responsibilities, the committee hires an independent compensation advisor who reports solely to the committee and does not provide any services to management. Details on the role of the independent advisor are presented in the Additional Disclosure section of this circular.

The following directors served on the committee in 2009:

Wilbur J. Prezzano (chair) — member since 2003	Helen K. Sinclair — member since 2004
Henry H. Ketcham — member since 2006	John M. Thompson — member since 1992
Pierre H. Lessard — member since 2003

2009 Committee Activities

In 2009, in response to the financial crisis, regulatory bodies around the world published guidelines for effective compensation practices to protect against excessive risk-taking and enhance the stability and soundness of the international financial system. In light of this regulatory activity, the committee held several special meetings in 2009 to complete a comprehensive review of the bank’s total value programs. While much of the regulatory focus was on compensation programs within securities dealers, the committee’s review was enterprise wide. The committee found that many of the bank’s total value plans, policies, and processes were aligned with the new guidelines. However, as a result of the review, a number of modifications were made to further strengthen alignment between the bank’s compensation practices and the new guidelines given our objective to continue to be a leader in good governance.

19  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Key changes made as a result of the review included:

•	Implementation of formal processes to ensure risk is appropriately considered in total value plans:

—	At year-end, the chief risk officer presents an enterprise risk report to the Risk Committee and the Management Resources Committee that compares risks taken during the year to the risk appetite framework that was approved by the board. The presentation also considers year over year changes in risks taken as well as potential future risks to which the bank may be exposed as a result of actions taken during the year. The purpose of the report is to allow the Management Resources Committee to appropriately consider risk when determining the amount of compensation to be awarded

—	An annual review of total value plan design by the chief risk officer to make sure the plans do not incent risk taking beyond the bank’s risk appetite

—	Implementation of a risk adjustment in share unit plans allowing the committee to adjust awards at maturity within an 80% to 120% range based on an assessment of risk outcomes during the vesting period (the committee retains the ability to reduce the value of all equity compensation to zero)

•	Introduction of a claw back feature in all executive compensation plans

•	Elimination of annual stock options awards below the senior vice president level and reduction of options at all other levels

All of the above changes were made to executive compensation plans across the organization, including TD Securities, to ensure a consistent governance framework across the bank. In TD Securities, the committee also increased the percentage of total compensation that is awarded as equity which vests at the end of three years (see page 39 for details on compensation in TD Securities).

In addition to the comprehensive review of total value programs, the committee also completed the following key activities in 2009:

•	Set performance objectives for the CEO that support the bank’s long-term financial success and measured the CEO’s performance against these objectives in a process led by the Chairman of the Board

•	Reviewed the total direct compensation target for the CEO, and reduced the 2009 target by approximately 20%

•	Determined the recommended compensation for the CEO and approved compensation for senior executives including the named executive officers appearing in the Summary Compensation Table on page 35

•	Reviewed the candidates for CEO and senior executive team succession with the board as part of the succession planning process for these positions

•	Oversaw the selection, evaluation, development, and compensation of other members of senior management

The committee met on 11 occasions (including five special meetings) during the fiscal year ended October 31, 2009, and held a portion of each meeting excluding management.

COMPENSATION OBJECTIVES AND PLAN DESIGN — SUMMARY

A key goal of the committee is to make sure that the design of the compensation program is motivating the right behaviours and focusing executives on creating sustainable value for shareholders over the long-term in a manner consistent with the strategic objectives approved by the board. In addition, through its approval of final awards, the committee aims to align compensation outcomes with the interests of shareholders and the long-term risk-adjusted performance of the bank.

Incentive awards to the named executive officers and virtually all bank executives are made under the Executive Compensation Plan. The plan balances internal and external measures of performance and incorporates significant committee judgment to adjust awards for risk or other factors not formally embedded into the plan design. Internal measures of performance are evaluated against targets established by the committee and include annual adjusted net income after tax (NIAT) as further described in note one on page 31 of this circular, and an evaluation of customer experience at the bank. These measures were selected to focus executives on growing core operating profitability (which is why net income after tax is adjusted to remove items management does not believe are indicative of underlying performance) and to align with the bank’s strategic positioning in the marketplace as a customer service and convenience leader. The committee believes that consistent, reliable growth in these areas will translate into sustainable value for shareholders over the long term.

External measures of performance are evaluated against a peer group of North American financial institutions and include total shareholder return, return on risk weighted assets, and adjusted earnings per share growth. Total shareholder return was selected to create an alignment with external shareholders. Return on risk weighted assets is a measure that quantifies the risks taken to achieve financial results and is aligned with the bank’s strategic desire to focus on lower volatility, sustainable earnings growth. Adjusted earnings per share growth focuses on core operating profitability and is a key measure considered by analysts and investors. The committee incorporated external measures into the plan design to make sure that the bank’s performance was considered in the context of broader industry activity. In this manner, compensation due to bank performance driven by favourable market conditions is moderated unless TD performs at or above the level of peer organizations.

In addition to the internal and external measures of performance described above, the plan incorporates significant committee judgment to adjust awards for risk or other factors and includes the ability to reduce incentive compensation awards in any year to zero should conditions warrant. The committee believes that the use of judgment when determining final compensation pools and individual awards is critical to make sure that final awards appropriately reflect risk, as well

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  20

as other unexpected circumstances that arise during the year, and to limit the possibility of large unintended awards determined by a formula. Appropriately adjusting compensation for risk is a challenging concept for which there is no generally accepted approach and no objective measure that can be used to formulaically determine the “correct” outcome. To assist in ensuring that all relevant risk related issues are understood and considered by the committee when compensation decisions are being contemplated, the chair of the Management Resources Committee also sits on the Risk Committee. In addition, a new process was implemented in 2009 to ensure that all committee members were aware of risks taken during the year, how those risks aligned with the risk appetite framework approved by the board, the year over year changes in risks taken and the potential future implications of the risks taken. This process was led by the chief risk officer of the bank and approved by the Risk Committee. With the information presented by the chief risk officer, the committee felt sufficiently informed to make appropriate discretionary risk adjustments to awards under the plan.

The description above outlines the committee’s objectives when designing the compensation program, provides the rationale for the different measures that are used in the Executive Compensation Plan, and describes the process that is used by the committee to make discretionary risk adjustments to annual compensation awards. After compensation is awarded, the committee continues to monitor compensation outcomes and can make adjustments to ensure the outcomes are aligned with risk-adjusted performance of the bank over the long-term through the following mechanisms:

1) Risk adjustment to share unit plans at maturity — beginning with December 2009 awards, on maturity the committee will consider risk outcomes during the vesting period using the same process involving the chief risk officer described above, and will have the ability to adjust awards within an 80% to 120% range. This risk-adjustment applies to all restricted share units and performance share units granted at the bank including those granted to employees in TD Securities. Share units are a significant portion of total compensation at all executive levels and represent 46% of target compensation for the CEO.

2) Ability to cancel unvested equity awards — under all equity plans, the committee has the discretion to cancel unvested equity awards. All executives receive a significant portion of total compensation in equity as either share units or stock options. The percentage delivered as equity increases with title and represents 69% of target compensation for the CEO. Share units vest at the end of three years, and beginning with December 2009 awards, stock options vest at the end of four years. This gives the committee the discretion to adjust a significant portion of compensation awarded over a three or four year period. The committee has the discretion to make an adjustment for all outstanding awards, for groups of individuals or for specific individuals.

3) Claw back — beginning with December 2009 awards, all incentive awards under executive compensation plans are subject to claw back in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the committee would have the right to claw back some or all of any incentive compensation awarded within a 36 month look-back period. As with the ability to cancel unvested equity awards, the committee has the discretion to claw back awards for some or all incentive compensation awarded during the look-back period, for compensation paid to groups of individuals or for compensation awarded to specific individuals.

2009 PERFORMANCE AND COMPENSATION DECISIONS — SUMMARY

For fiscal 2009, bank performance was very strong considering the turbulent economic environment in which the bank operated. Adjusted NIAT was $4.7 billion, up 24% from 2008, and adjusted earnings per share increased by 10%. At the same time, risk weighted assets decreased by 10%, enabling the bank to achieve one of the best returns on risk-weighted assets in the industry. However, total shareholder return for the year ending October 31, 2009 was 13.6%, which was above median relative to the North American peer group, but below median relative to Canadian bank peers. The bank won several customer service awards and the internal measure of customer experience index increased from 2008, but was below the aggressive target established by the business. From a risk perspective, the bank was in line with the board-approved risk appetite framework, and the amount of risk across the bank was reduced in 2009. In addition, actions taken during the year and continuing through 2010, are expected to further reduce risk.

Based on these factors, the committee approved awards under the Executive Compensation Plan that averaged 101.8% of the target pool for all participants. This included an incentive compensation pool for the CEO and other members of the senior executive team that was 99.5% of the target pool for the senior-most executives. Since at an enterprise level the bank was in line with the risk appetite, and there were no material risk related issues that warranted action, the committee did not believe that a discretionary adjustment to the calculated pool for risk or other considerations was required for the members of the senior executive team. With these awards, the cost of compensation for the named executive officers as a percentage of adjusted NIAT continues the trend of declining over time (see the Cost of Management Ratio table on page 38 for more information). In addition, aggregate compensation-related expenses as a percentage of revenues for the bank have declined by approximately 10% from 2008.

The committee believes that the compensation awarded to the named executive officers appropriately reflects performance during the year. Furthermore, with the changes made in 2009, the committee is confident that the total value programs will appropriately reflect risk-adjusted performance over time, and will reward executives for creating sustainable value for shareholders over the long term.

21  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

APPROACH TO COMPENSATION

EXECUTIVE TOTAL VALUE PRINCIPLES

The objective of the bank’s executive total value strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive total value program is based on the following principles:

1. Align with the bank’s business strategy — link executive compensation with the achievement of specific strategic business objectives and the bank’s performance as a whole.

•	Plans have a small number of metrics that are linked to key business drivers and support long-term value creation

•	Executive compensation includes a focus on total enterprise performance to encourage collaboration, and cross-business focus

2. Align to shareholder interests — align the interests of executives with those of long-term shareholders through effective policy and plan design.

•	Executives have share ownership requirements that are sufficient to ensure alignment with shareholders over the long term, and senior executives must maintain their ownership requirement for a period of up to two years after leaving the bank

•	As an executive increases in seniority an increasing percentage of total compensation is deferred through the use of equity. Equity is subject to vesting conditions to make sure there is a continuing focus on sustainable long-term performance

3. Effective Risk Management — ensure plan design does not create an incentive for excessive risk taking and review each plan regularly to ensure that it is operating as intended.

•	To ensure independence, compensation for executives in control functions is determined independently from the business segments and is based on enterprise wide measures

•	Plans are designed to reward sustainable long term value creation and to avoid creating an incentive for excessive risk taking. Design features that are aligned with this principle include caps that limit the potential upside to variable compensation awards, a balanced scorecard that considers a combination of financial and non-financial measures, and the risk-based adjustment of previously issued equity awards

4. Good Corporate Governance — strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

•	Plans are designed and operated in a manner that enables effective oversight

•	Plans are designed to allow for the risk-based adjustment of previously issued awards in the event that outcomes differ from expectations

5. Pay for Performance — align with the bank’s desire to create a performance and development culture and create clear relationships between pay and performance.

•	Total compensation includes a meaningful variable component that is linked to key performance criteria

•	Plan design is symmetrical to allow both good and poor performance to be addressed with equal weight. However, actual awards reflect the range of performance, and all plans include the ability for awards to be as low as zero

•	Equity compensation includes vesting and forfeiture provisions so that pay received is appropriate in a variety of situations (resignation, termination without cause or termination for fraudulent or other unethical behaviour)

•	Guaranteed compensation is limited to special circumstances, and will not extend beyond the fiscal year following the date of hire

6. Pay Competitively — set target compensation to ensure competitiveness in the markets where TD competes for talent.

•	Compensation reflects the overall competitive market and is structured to pay appropriately for risk-adjusted performance relative to the market

DESIGN OF THE EXECUTIVE COMPENSATION PLAN

The CEO, chief financial officer and other named executive officers as well as approximately 1,000 of the bank’s most senior executives participate in the Executive Compensation Plan, which was implemented in 2008. The following provides a detailed description of the design of the plan.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  22

Target Total Direct Compensation:

Under the plan, a total direct compensation target is determined and communicated to each executive at or near the start of the year. Individual total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

For all executives, the target is reviewed annually, as well as with any material change in role. The philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role. The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For additional information see the discussion box at the bottom of this page.

A significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive and the equity compensation awarded on an annual basis. Both are linked to performance during the year. If the bank’s performance is poor, “at-risk” compensation will decrease and conversely, if the bank’s performance is strong, “at-risk” compensation will increase.

The equity compensation target is established to make sure that a meaningful portion of total direct compensation is awarded as equity which vests after a minimum of three years. The target cash/equity mix is based on executive level, with the portion that is awarded as equity increasing with the level of the executive. This practice, combined with high share ownership requirements (which are extended post-termination for senior executives), encourages retention, focuses the bank’s executives on executing business strategies, sustaining performance and growing value for shareholders over the long term. The following table highlights the current mix of compensation by executive level:

	CEO	Group Heads and Deputy Chair	Executive Vice Presidents	Senior Vice Presidents	Vice Presidents

Base salary	14%	13%	19%	31%	45%

Annual incentive	16%	27%	27%	28%	27%

Cash compensation	31%	40%	47%	59%	72%

Equity compensation	69%	60%	53%	41%	28%

% at risk	86%	87%	81%	69%	55%

Actual Total Direct Compensation

Actual total direct compensation consists of the base salary paid to an executive during the year as well as the variable compensation (cash incentive and equity compensation) awarded at the end of the year. There are two key steps involved in determining year-end variable compensation awards. The first is to calculate the pool of funds available to distribute as variable compensation awards, and the second is to allocate the available funds to individual executives. The following pages describe the two steps in more detail.

Discussion Box — Benchmark Companies

The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For the named executive officers, the following companies were considered when determining target compensation:

Ed Clark, Colleen Johnston — North American financial institutions of a similar size and scope of operations as the bank. Includes: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, Scotiabank, Manulife Financial, Sun Life Financial, PNC Financial and US Bancorp.

Bob Dorrance, Tim Hockey — Large Canadian financial institutions. Includes: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, Scotiabank, National Bank of Canada, Manulife Financial and Sun Life Financial. In addition, for Mr Dorrance, data from a survey of 124 U.S. financial institutions was referenced.

Bharat Masrani — U.S. financial institutions of a similar size to TD Bank, America’s most convenient bank. Includes: Sun Trust Banks, BB&T Corp, Regions Financial Corp, Fifth Third Bancorp, KeyCorp, Comerica Inc, M&T Bank Corp, Marshall & Ilsley Corp, Zions Bancorporation and Huntington Bancshares Inc.

23  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

1.  Funds Available for Distribution

At the end of the fiscal year, the funds available for distribution under the Executive Compensation Plan are determined by multiplying the variable compensation target for each executive by a business performance factor:

The business performance factor is based on a combination of internal and external measures, as well as a risk adjustment as outlined below:

Each business segment has a business performance factor. To protect against potential conflict of interest and to motivate enterprise thinking at a senior executive level, the business performance factors for all executives in control functions and for the direct reports of the CEO, consider only enterprise wide performance and are not linked to the performance within a specific business segment.

Internal Measures

At the beginning of each fiscal year, the committee approves the measures used, the weighting of the measures, and the targets against which performance will be evaluated. At the end of each fiscal year, results on these measures are compared to the targets that were established, and the aggregate impact of each of the measures is capped at +/- 20%.

External Measures

At the beginning of the fiscal year, the committee approves an external peer group that is used to evaluate the bank’s performance to competitors during the year. In addition to the external peer group, the committee approves a scorecard of measures against which relative performance will be evaluated. The peer group is developed by looking at organizations that are similar in size and have a similar scope of operations. Performance measures are selected to align with key strategic objectives. For 2009, the North American peer group consisted of the following organizations:

Royal Bank of Canada	Canadian Imperial Bank of Commerce	PNC Financial Services
Scotiabank	Manulife Financial	US Bancorp
Bank of Montreal	Sun Life Financial

At the end of the fiscal year, the committee evaluates the bank’s relative performance on all of the scorecard measures and determines a quartile ranking that has a maximum impact of +/- 20% on the business performance factor. For example, if the bank’s performance is in the top quartile relative to the peer group, then the factor is adjusted by up to +20%; conversely, if the bank’s relative performance is in the bottom quartile, then the factor is adjusted by as much as -20%.

Risk Adjustment (including discretion)

As a result of the comprehensive review of total value programs during 2009, the committee decided to explicitly consider risk on an annual basis when deciding the appropriate amount of discretion to apply. To enable the committee to make a reasonable determination in this regard, a new annual process was instituted in which the chief risk officer presents an enterprise risk report to the Risk Committee and the Management Resources Committee. The report examines the following questions:

–	Did the bank and its business segments operate within the risk tolerances approved by the board in the risk appetite framework?

–	What was the relative change in risk during the past year?

–	What initiatives are expected to impact the risk profile of the bank in the future?

–	Are any business segments or products providing major revenue this year likely to create significant risk in the future?

Final decisions on the appropriate discretionary risk adjustment to apply to the Executive Compensation Plan are made by the committee following the presentation. At the end of the fiscal year, the committee also considers other relevant factors when determining the appropriate amount of discretion to apply. Typically the risk adjustment (including discretion) is limited to +/- 15%; however, the committee may, in its sole discretion, reduce the business performance factor to zero.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  24

2.  Determination of Individual Awards:

Once the aggregate funds available for distribution are determined, variable compensation awards for individual executives are made based on consideration of relevant factors.

While awards to individual executives may be higher or lower than their funds available (i.e., their variable compensation target x their applicable business performance factor), the sum of individual awards should not exceed the aggregate funds available under the Plan.

EQUITY COMPENSATION

To ensure executives remain appropriately aligned with shareholders, and that actual compensation received is reflective of risk-adjusted performance over time, a significant portion of total compensation for executives is awarded as equity which vests over a period of time. The equity portion of compensation is delivered in a combination of stock options and/or share units according to the following mix:

	CEO	Group Heads and Deputy Chair	Executive Vice Presidents	Senior Vice Presidents	Vice Presidents

Stock options	23%	20%	16%	10%	0%

Performance share units	46%	40%	38%	31%	0%

Restricted share units	0%	0%	0%	0%	28%

Equity as % of total direct compensation	69%	60%	53%	41%	28%

As a result of the comprehensive review of total value programs completed in 2009, a number of changes were made to equity plans. The following table outlines the changes made, together with the rationale for the change:

Description of changes made to equity plans	Rationale
Annual stock option awards were eliminated for executives below the SVP level, and the weighting of stock options in the equity mix was reduced for all remaining executive levels	To reduce leverage in the plan design and to reduce the usage of stock options that are dilutive to shareholders

Option term was extended from seven to 10 years	To align with market practice

Options vesting was moved from 25% per year to 100% vesting at the end of four years	To ensure executives are aligned with shareholders over the long term

A claw back was implemented under which awards can be clawed back in the event of a material misrepresentation resulting in a restatement of financial results or in the event of a material error, within a 36-month look-back period
To ensure that there is a mechanism to recoup awards that were granted based on inaccurate financial results or other material errors

A risk adjustment was implemented in share unit plans that gives the committee the ability to adjust share unit awards at maturity within an 80% to 120% range based on an evaluation of risks taken during the vesting period (the committee retained the ability to reduce unvested equity, including options, to zero)
To ensure that payouts are appropriately linked to risk-adjusted performance over the medium term

Beginning with December 2009 awards, share units will be credited with dividend equivalents	To enhance alignment with shareholders and to be consistent with market practice

Description of Key Equity Plans

The following tables provide a brief description of key design elements of the stock option plan, the performance share unit plan, and the restricted share unit plan. Equity awards are granted on a date that falls in an open trading window and is at least three days after the bank and the Canadian peers have released their financial results to allow for the markets to react to these results. The bank uses the closing price on the date immediately preceding the grant date to determine the exercise price of the stock options granted, which is a practice accepted by the TSX. When considering new equity awards (including stock options) for the CEO, the committee is provided with an analysis of actual compensation received (including the value of exercised options, and the payment of matured share units) during his tenure. This allows the committee to consider compensation outcomes when determining new awards.

25  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Stock Options

Eligibility	Bank executives at the senior vice president level and above.

Description	A stock option is the right to purchase a common share in the future at the closing share price on the day prior to the grant date (the strike price).

Term	Options granted in 2009 have a 10 year term. Options granted from 2003 to 2008 had a seven year term.

Vesting Schedule	Stock option awards made in December 2009 vest at the end of four years. Options granted prior to December 2009 vested 25% per year over four years.

When can they be exercised	As stock options vest, they are exercisable. If an executive has not met his or her share ownership requirement, they must, upon exercising stock options, hold the amount equivalent to the after tax gain in the form of bank shares, until the executive’s share ownership requirement has been attained.

Claw back	Beginning with options granted in December 2009, stock options are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e., who, on an individual or plan basis, will be impacted) based on the specific circumstances.

Other	Beginning with stock options granted in 2009, unvested stock options can be cancelled by the committee for any reason.

Share Units

Type	Performance Share Units	Restricted Shared Units
Eligibility	Bank executives at the senior vice president level and above.	Bank executives below the senior vice president level; executives of wholly owned subsidiaries; Wholesale Banking executives; and select other employees.

Description
Performance share units are phantom share units that track the price of common shares. The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date.

The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the bank’s three-year total shareholder return relative to the average of the peer group.

To receive the maximum adjustment of +20%, the bank’s three-year total shareholder return performance must exceed that of the average of the peer group by 6.7 percentage points.
Restricted share units are phantom share units that track the price of common shares. The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date.

Risk Adjustment	Beginning with units granted in December 2009, the committee has the discretion to adjust the number of units within a +/- 20% range at maturity at the plan or individual level based on a review of the risks taken to achieve business results over the life of the award.

Claw back	Beginning with units granted in December 2009, share units are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e. who, on an individual or plan basis, will be impacted) based on the specific circumstances.

Dividend Equivalents	Dividends will be re-invested in additional units that will be paid at maturity.

When they vest and mature	These awards vest and mature on the third anniversary of the award date.

How they are paid out	They are paid in cash at maturity, unless the executive previously elected to defer them into deferred share units.
Deferred share units are phantom share units that track the price of common shares, receive additional units when dividends are paid on common shares, and may be redeemed for cash only after termination of employment with the bank for any reason.

Other	Redemption value of units can be reduced by the committee in unusual circumstances.

The bank has also issued vesting share units (VSUs) to a small number of executives. Vesting share units are similar to deferred share units, except that they vest over a period of time that can last up to five years.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  26

SHARE OWNERSHIP REQUIREMENTS

The bank’s share ownership requirements are designed to align the interests of the bank’s executives with shareholders and are among the highest in the Canadian market. The CEO is required to maintain the share ownership requirement for two years following retirement and for one year following resignation. Executives at the executive vice president level and above must maintain their share ownership requirement for one year following retirement and for six months following resignation. This is to ensure executives are focused on proper succession and leave the bank in a position to continue to grow long-term value for shareholders following their departure.

Executives who have not met their share ownership requirement must defer 10-25% of their annual incentive (depending on title) into deferred share units and upon exercising stock options, must hold the amount equivalent to the after-tax gain in the form of bank common shares, until the executive’s share ownership requirement has been met.

The following tables outline the share ownership requirement for bank executives, and for titled officers in Wholesale Banking:

Bank Title	Share Ownership Requirement (SOR)	Years to Meet SOR
President and Chief Executive Officer	10 x base salary	3

Group Head/Deputy Chair	6 x base salary	3

Executive Vice President	4 x base salary	5

Senior Vice President	2 x base salary	5

Vice President	1.5 x base salary	5

Business Title	Share Ownership Requirement (SOR)	Years to Meet SOR
President and CEO TD Securities (Wholesale Banking)	1 x Target Total Direct Compensation	3

President (TD Asset Management)	4 x base salary	5

Vice Chair (TD Securities/TD Asset Management)	4 x base salary	5

Deputy Chair, Managing Directors (TD Securities/TD Asset Management)	2 x base salary	5

The following table compares actual share ownership against the ownership requirements for the named executive officers:

			Actual Share Ownership of Named Executive Officers at December 31, 2009			Ownership Multiple of Base Salary(1)

Name	Title	Ownership Requirement	Directly Held & Deferred Compensation	Subject to Vesting	Total Ownership	Based on Directly Held & Deferred Compensation Only	Based on Total Ownership

Ed Clark	President and Chief Executive Officer	10 x base salary	$36,971,809	$15,877,486	$52,849,295	24.65	35.23

Colleen Johnston	Group Head, Finance and Chief Financial Officer	6 x base salary	$ 3,397,564	$3,342,589	$6,740,153	6.80	13.48

Bob Dorrance	Group Head, Wholesale Banking and Chairman, CEO & President TD Securities	1 x Target Total Direct Compensation	$15,012,283	$9,654,367	$24,666,650	2.00	3.29

Bharat Masrani	Group Head, U.S. Personal and Commercial Banking and President & CEO TD Bank, America’s Most Convenient Bank	6 x base salary	$26,497,966	$12,527,776	$19,025,742	12.31	36.05

Tim Hockey	Group Head Canadian Banking and President & CEO TD Canada Trust	6 x base salary	$ 2,099,144	$8,033,262	$10,132,406	4.20	20.26

Note:

(1)	For Mr. Dorrance, ownership is a multiple of Target Total Direct Compensation.

Under the bank’s trading policies, all employees are prohibited from directly or indirectly short selling TD stock and are prohibited from trading in put or call options on TD stock. In addition, the named executive officers must pre-disclose to the public, by way of a press release, any intention to trade in common shares, including the exercise of options, no less than five days before the date of the transaction.

27  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

BENEFIT, PERQUISITE, AND PENSION PROGRAMS

Executives participate in the same flexible benefit program as all employees, which provides a comprehensive and competitive array of choices to meet the needs of employees and their families. Benefits may include medical, dental, life and income protection benefits. In Canada, executives are also eligible to receive perquisites under an executive spending account that can be used to pay for a variety of wellness, transportation and club membership related expenses. All perquisites that are deemed taxable by the local tax authority are taxed to the executive and not grossed up. Certain bank executives in the U.S. receive perquisites in the form of a car, club membership or financial planning.

Executives participate in the same base pension arrangements as employees. In addition, Canadian executives at the Vice President level and above are eligible to participate in a supplemental executive retirement plan. Details of the pension plans can be found in the narrative accompanying the pension plan tables.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES

In 2009, the Financial Stability Board (FSB) published Principles for Sound Compensation Practices that were intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system. The principles have been endorsed by many regulatory bodies and governments around the world, including Canada.

During 2009, the committee approved a number of changes to total value plans, policies, and processes to further strengthen bank alignment with the FSB principles. The following table summarizes the relevant principles, and highlights key areas of bank alignment:

Financial Stability Board Principles	TD Comment
1. The Firm’s board of directors must actively oversee the compensation systems design and operation.	Aligned — The Management Resources Committee of the board of directors is composed entirely of independent directors and is responsible for approving executive compensation plans and policies, including cash compensation, equity compensation, pensions and share ownership requirements. Beginning in 2010, the committee will extend oversight to material employee plans.

2. The Firm’s board of directors must monitor and review the compensation system to ensure the system operates as intended.	Aligned — The committee has a formal process for approving the design of executive and equity plans across the organization. Key performance metrics are approved by the committee at the beginning of the year, and performance against the metrics is evaluated at the end of the year. Resulting aggregate awards are approved on an annual basis. Compensation for individual senior executive team members is approved annually and awards for the most highly compensated employees are reviewed regularly. All material plans are reviewed by the committee on a regular cycle to ensure they continue to remain relevant and competitive within TD’s risk parameters. Compensation plans are periodically validated using a stress-testing process.

3. Staff engaged in financial and risk control must be independent, have appropriate authority, and be compensated in a manner that is independent of the business they oversee and commensurate with their key role in the firm.	Aligned — Under the Executive Compensation Plan, the compensation for executives in control functions (risk, audit, compliance, and finance) is based exclusively on enterprise performance, and excludes specific business segment level metrics. Final compensation decisions for employees in control functions, even for those who are embedded in the business segments, are made by the functional leader to minimize potential for conflict of interest.

4. Compensation must be adjusted for all types of risk.	Aligned — All executive compensation plans have a discretionary element that allows the committee to appropriately consider risk when determining final awards. To facilitate this consideration, at year-end, the chief risk officer of the bank presents an enterprise risk report to the Risk Committee and the Management Resources Committee. The report assesses risks taken during the year against the bank’s board-approved risk appetite framework, as well as the prospective direction of risk in future years. Final decisions on the appropriate risk adjustment to apply to executive plans (including adjustments to previously issued equity compensation) are made by the committee following the presentation.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  28

Financial Stability Board Principles	TD Comment
5. Compensation outcomes must be symmetric with risk outcomes.	Aligned — Under the Executive Compensation Plan, all cash incentive and equity compensation awards are variable. This means that a significant portion of compensation for executives is dependent on performance (both business and individual) and includes consideration of risks taken versus the bank’s risk appetite framework. In addition, a number of other mechanisms have been put in place to ensure that compensation outcomes are symmetric with risk outcomes. For example:

•   At maturity, the number of share units awarded can be adjusted by the committee within an 80% to 120% range based on an evaluation of risks taken to achieve business results over the life of the award.

•   All executive compensation awards are subject to claw back in the event of a material misrepresentation resulting in a restatement of financial results, or in the event of a material error.

The committee can also reduce unvested equity compensation to zero in unusual circumstances.

6. Compensation payout schedule must be sensitive to time horizon of risks.	Aligned — A significant portion of total compensation for all executives is awarded as equity based compensation consisting of share units and/or stock options the value of which is based on TD’s share price. Share units vest at the end of three years, and stock options vest at the end of four years, ensuring sufficient time for the share price to incorporate the impact of risks taken. To further ensure alignment, at maturity, the committee may adjust share unit awards within a 80% to 120% range based on an evaluation of risks taken to achieve business results over the life of the award. In addition, TD has share ownership requirements for executives at the Vice President level and above to ensure that their interests are aligned with shareholders at all times. For executives at the executive vice president level and above, the share ownership must be maintained for a specified period after they depart from the bank.

7. The mix of cash, equity and other forms of compensation must be consistent with risk alignment.
Aligned — TD determines a cash / equity mix based on seniority of title with the percentage awarded as equity targeted at or above market levels. Fifty percent or more of the total compensation for executives at the executive vice president level and above is awarded as equity that vests at the end of three or four years. Having a significant portion of compensation subject to vesting and a risk adjustment at maturity, allows the committee to make sure that actual compensation paid is aligned with risk-adjusted performance over time.

Beginning in 2010, a portion of compensation for highly paid non-executives will also be awarded as equity.

29  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

2009 PERFORMANCE AND COMPENSATION

Compensation for the named executive officers is awarded through the Executive Compensation Plan, which aligns compensation with key strategic objectives, as well as risks taken during the year compared to the bank’s risk appetite framework, and individual performance. This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes the key performance highlights that were considered for each individual named executive officer when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the named executive officers as required by the form set forth by the Canadian Securities Administrators.

2009 BANK PERFORMANCE

The bank has established a scorecard outlining key performance indicators. These performance indicators focus effort, communicate priorities and enable performance to be benchmarked as TD strives to be the better bank. The following table highlights the bank’s performance against these indicators in 2009.

Met
2009 Performance Indicators	Target	2009 Bank Results(1)
Financial
• Deliver above peer average total shareholder return. • Grow earnings per share by 7% to 10%. • Deliver above peer average return on risk-weighted assets.	✗ ✓ ✓	• Bank return: 13.6% vs. Canadian peer average of 21.6%. • 10% EPS growth. • Bank return: 2.39% vs. Canadian peer average of 1.89%.

Business operations
• Grow revenue faster than expenses. • Invest in core businesses to improve efficiency and effectiveness.	✓ ✓	• Revenue growth exceeded expense growth by 11%. • Record efficiency ratio of 50% in Canadian Personal and Commercial Banking. • Completed the integration of TD Bank, America’s Most Convenient Bank.

Customer
• Focus on improving Customer Experience Index (CEI). • Invest in core businesses to enhance the customer experience.	✓ ✓
• Customer Experience Index rose 27.0% vs. 26.1% in 2008.
• Ranked highest in customer satisfaction among the big five banks in Canada and Retail Banking in the Mid-Atlantic Region by J.D. Power and Associates.
• Ongoing investment in customer-facing areas with the objective of further improving customer service.

Employee
• Improve the employee engagement score year-over-year.	✗
• Employee engagement score was 4.11 in fall 2009 vs. 4.18 in fall 2008. The year-over-year decline is primarily a result of U.S. integration activities. Excluding the U.S. business, where the impact of the integration was greatest, employee engagement was 4.24 in fall 2009 vs. 4.21 in fall 2008.

• Enhance the employee experience by:
– listening to our employees;
– building employment diversity;
– providing a healthy, safe and flexible work environment;
providing competitive pay, benefits and performance-based compensation; and
– investing in training and development.
✓
• Invested heavily on improving the employee experience at TD and for a second consecutive year, Hewitt Associates named TD one of the 50 Best Employers in Canada.
• Introduced a new, defined benefit pension plan in Canada that was designed to be the best fully bank-paid pension plan in the industry for employees with regular earnings below the Canada/Quebec Pension Plan maximum pensionable earnings.
• $55.6 million invested in training and development in 2009.

Community
• Donate minimum of 1% of domestic pre-tax profits (five year average) to charitable and not-for-profit organizations.	✓	• 1.3%, or $37.0 million, in donations and community sponsorships in Canada vs. 1.4%, or $35.5 million, in 2008.
• Make positive contributions by:
– supporting employees’ community involvement and fundraising efforts;
– promoting children’s health, literacy and education; and
– protecting and preserving the environment.
✓
• $336,000 in employee volunteer grants to 561 organizations.
• $14.3 million, or 40% of our community giving, was directed to promote children’s health, literacy and education.
• TD’s Canadian operations on track to be carbon-neutral in 2010.
• $4.1 million distributed to 899 community environmental projects through TD Friends of the Environment Foundation; an additional $1.9 million from the TD’s community giving budget was used to support environmental projects.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  30

Note:

(1)	Performance indicators that include an earnings component are based on the bank’s full year adjusted earnings as explained in “How the Bank Reports” on page 18 of the 2009 annual report. The bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The bank also utilizes “adjusted earnings” (i.e., reported results excluding “items of note”, net of tax) to assess each of its businesses and measure overall performance. Adjusted earnings and related terms are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. Page 19 of the 2009 annual report provides a reconciliation of non-GAAP measures. Page 16 of the 2009 annual report provides additional information on the performance indicators and results.

2009 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

The design of the Executive Compensation Plan aligns compensation to key strategic objectives of the bank and considers many of TD’s performance indicators described on page 30. Key bank performance highlights that have an impact on compensation awards under the Executive Compensation Plan for the named executive officers are as follows:

•	Adjusted Net Income After Tax: adjusted NIAT was above the target established for 2009 resulting in a +1.1% impact on the business performance factor for the adjusted NIAT measure. Business segment NIAT results are not considered in the calculation for the named executive officers as the committee believes it is important to focus the senior most executives on performance of the entire organization.

•	Customer Experience: Customer experience is evaluated using a survey methodology that determines the number of customers that would recommend TD based on the service that they received. In 2009, the TD customer experience index improved over 2008, but despite the strong external recognition received for service levels, it was below the ambitious target established for 2009. As a result, there is a -6.5% impact on the business performance factor for the customer experience measure.

•	Relative Performance: In assessing the performance of the bank against the North American peer group, the committee used a scorecard of financial and non-financial measures that included total shareholder return, growth in earnings per share, efficiency ratio, operating leverage, return on risk weighted assets, and customer and employee related initiatives. For 2009, no relative performance discretion was exercised.

•	Risk Adjustment: In 2009, the Risk Committee and the Management Resources Committee held a joint session during which the chief risk officer presented an enterprise risk report that discussed risks taken during the year versus the board-approved risk appetite framework. The purpose of this report was to allow the committee to make an appropriate risk adjustment to awards under the plan. In addition to the risk adjustment, the committee considered other factors such as the external customer service awards received by multiple business segments during the year. The committee used its judgment to determine the appropriate discretionary adjustment for each business segment with results ranging from 0% to +7%. For the named executive officers, the committee chose to apply a zero percent adjustment.

The final business performance factor determined by the committee for the named executive officers and other members of the senior executive team was 99.5%:

A business performance factor of 99.5% means that the committee could allocate total variable compensation awards to the various members of the senior executive team, including the CEO, equal to 99.5% of target variable compensation for those individuals. Actual awards were higher than the individual variable compensation target multiplied by the business performance factor for some executives, and lower for others.

The following pages describe the key performance considerations for the named executive officers as well as the final compensation awards that were approved.

31  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

2009 PERFORMANCE AND COMPENSATION — PRESIDENT AND CHIEF EXECUTIVE OFFICER

The last step in determining year-end awards is an evaluation of the executive’s individual performance which is used to allocate final variable compensation out of the pool of funds available under the Executive Compensation Plan. The individual performance of TD’s CEO, Ed Clark, is assessed against pre-defined goals and objectives that were agreed to by both the CEO and the board at the beginning of the year. Based on this annual assessment and in consultation with the committee’s independent advisor, the committee recommends to the board the CEO’s total direct compensation which includes base salary and the annual cash incentive and equity compensation awards.

CEO Performance

Under Mr. Clark’s leadership, the bank had many significant achievements in 2009. From a financial perspective, despite difficult market conditions, TD delivered record adjusted NIAT of $4.7 billion with almost $4 billion generated from retail operations, marking the second consecutive year of $4 billion of consistent, high quality earnings from retail operations. Adjusted earnings per share grew 10% despite a share issuance early in the year, and the bank had an adjusted return on risk weighted assets that is one of the best in the industry at 2.27%. The bank ended the year with a strong balance sheet with Tier 1 capital of 11.3%, and continues to be one of the few North American banks with a Aaa credit rating from Moody’s Investor Service.

In 2009, TD completed the complex integration of Commerce and TD Banknorth in the U.S., and continued to prudently invest in growth opening 57 new branches across North America, adding 75 client facing advisors in Wealth and 155 new business bankers in Canada. During the year, TD continued to be recognized as a leader in convenience and customer service winning J.D. Power and Associates awards for the fourth consecutive year in both Canada and the U.S. mid-Atlantic region, and winning the Synovate award for a fifth consecutive year in Canada.

TD also continued to invest in its employees and communities during 2009. Employee engagement increased from 2008 levels and TD was once again named to the Hewitt (Canada) Top 50 Employers list. TD was also named as one of the global 100 most sustainable corporations in the world by Corporate Knights Inc. and Innovest Strategic Value Advisors.

The achievements mentioned above are aligned with the objectives that were set at the beginning of the year and highlight that the bank is well positioned to continue to deliver long-term value to shareholders even during challenging market conditions.

CEO Compensation

In May 2009, the committee reviewed Mr. Clark’s total direct compensation target and, after consulting with its independent advisor, decided to reduce the target by approximately 20%. This reduction reflected a view that market competitive target compensation levels for CEOs at large financial institutions would likely decrease in the short to medium term in response to the recent turmoil in the financial markets.

At year-end, based on the performance described above, the committee recommended and the board-approved final total direct compensation of $10,400,065 for Mr. Clark, including variable compensation of $8,900,065. This is slightly below the variable compensation of $8,955,000 mathematically determined under the Executive Compensation Plan based on the lower target that was approved in May. Total variable compensation awarded decreased by 6% from 2008 (excluding the compensation voluntarily forfeited by Mr. Clark in 2008), reflecting the reduction in target compensation, partially offset by improved business performance.

In addition to the reduced target for the CEO, the committee approved several changes to compensation during 2009 that impact executives including the CEO:

•	Reduced the percentage of compensation delivered as stock options

•	Changed vesting on stock options from 25% per year to 100% at the end of four years

•	Implemented a process to enable the committee to make a discretionary risk adjustment when determining awards under the Executive Compensation Plan

•	Implemented a risk adjustment at maturity for share units

•	Implemented a claw back on all incentive compensation in the event of a material misrepresentation resulting in a restatement of financial results, or in the event of a material error

The committee believes these changes will ensure that the CEO’s compensation is aligned with the risk-adjusted performance of the bank over the long-term.

CEO Employment Agreement

In February 2009, the board extended Mr. Clark’s employment agreement. His previous agreement was set to expire on October 10, 2010, and the extension will run at least until TD’s annual meeting in 2013. As part of the terms of the renewed agreement, Mr. Clark’s pension will be frozen in October 2010, and he will not receive any pension payments that would have been due to him between October 2010 and the bank’s annual meeting in 2013. In addition, as part of the extension, Mr. Clark agreed to waive his right to severance pay under any circumstances. Additional details on Mr. Clark’s contract are provided on page 44.

In return for foregoing pension payments that he was due to receive between October 2010 and the bank’s annual meeting in 2013, Mr. Clark received an option grant in March 2009 with a present value of $4.7 million. The value of the option grant delivered was equivalent to the value of the pension payments Mr. Clark gave up. In this manner, Mr. Clark replaced earned cash with at-risk equity, further enhancing his alignment with shareholders over the long term. The option grant is subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  32

CEO Performance Compensation During Tenure

The following table compares the grant date value of compensation awarded to Mr. Clark in respect of his performance as CEO with the actual value that he has received from his compensation awards during his tenure. The actual compensation that he has received includes salary and cash incentive payments, as well as the value at maturity of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding.

	Total Direct Compensation	Actual Total Direct Compensation Value as at	Value of $100
Year	Awarded(1)	December 31, 2009	Period	Mr. Clark(2)	Shareholders(3)

2003	$11,125,040	$18,593,352	10/31/02 to 12/31/09	$167	$285

2004	$11,550,009	$14,533,749	10/31/03 to 12/31/09	$126	$185

2005	$11,050,260	$ 8,967,556	10/31/04 to 12/31/09	$ 81	$161

2006	$11,400,224	$ 9,217,944	10/31/05 to 12/31/09	$ 81	$137

2007	$13,500,230	$ 9,495,842	10/31/06 to 12/31/09	$ 70	$114

2008	$11,000,148	$13,320,476	10/31/07 to 12/31/09	$121	$101

2009	$10,400,065	$ 7,998,590	10/31/08 to 12/31/09	$ 77	$122

			Weighted average	$103	$158

Notes:

(1)	Includes salary and incentive compensation awarded at year-end in respect of performance during the year. 2008 includes equity compensation that was awarded and subsequently forfeited. 2009 excludes one-time option grant to Mr. Clark in March 2009 to replace the value of pension payments foregone when his employment agreement was extended.

(2)	Represents the actual value to Mr. Clark for each $100 awarded in total direct compensation during the fiscal year indicated.

(3)	Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

2009 PERFORMANCE AND COMPENSATION — OTHER NAMED EXECUTIVE OFFICERS

The final stage in determining year-end awards for the other named executive officers under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. Other named executive officers’ individual performance is assessed by the CEO against pre-defined goals and objectives that were agreed to by the named executive officer and the CEO at the beginning of the year. Based on this annual assessment and in consultation with the committee’s independent advisor, the committee considers and approves the named executive officer’s total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

Colleen Johnston

Ms. Johnston contributed significantly to the bank’s success during one of the most unpredictable environments the bank has experienced. She led the bank’s efforts to have regular, transparent communication with all stakeholders, and to effectively tell the bank’s story to investors globally. Under Ms. Johnston’s leadership, TD was named a Canadian leader in Investor Relations, winning awards in several categories determined by Investor Relations Magazine including: best investor relations by a financial services company, and best retail investor communications. Ms. Johnston has also played a key role in developing and implementing the strategies that have enabled the bank to have success despite the turbulent economic environment. In addition, Ms. Johnston has continued to champion the bank’s women in leadership initiative which has contributed to a significant increase in the representation of women in executive positions at the bank since its inception in 2005. During the year, Ms. Johnston’s vision and leadership was recognized externally when she was named “Best CFO” by Canadian Business magazine and one of the “25 Most Powerful Women in Banking” by U.S. Banker magazine.

As a result of her overall performance and leadership, the committee approved final total direct compensation for Ms. Johnston of $2,740,303. This represents an increase of 15% from 2008 levels. The committee determined a final variable compensation award of $2,250,029. For 2009, Ms. Johnston’s cash/equity mix was aligned to the target mix. As a result, her annual incentive was determined to be $625,000 (a 25% increase from 2008) and her equity award was determined to be $1,625,029 (a 12% increase from 2008).

Bob Dorrance

Under Mr. Dorrance’s leadership Wholesale Banking produced exceptional results in 2009. Net income for the year was $1.1 billion on strong performance across all business lines. The record results were achieved while risk was reduced significantly. By focusing on the franchise strategy, TD Securities achieved a top three ranking across all significant business lines in 2009, and is well positioned to continue to deliver strong results.

As a result of this performance, the committee approved final total direct compensation for Mr. Dorrance of $8,250,108. This represents an increase of 57% from 2008 levels which were below target as a result of business performance in 2008. In 2009, the committee determined a final variable compensation award of $7,750,108. For 2009, Mr. Dorrance’s cash/equity mix was aligned to the target mix. As a result, his annual incentive was determined to be $2,800,000 (a 124% increase from 2008) and his equity award was determined to be $4,950,107 (a 41% increase from 2008).

33  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Bharat Masrani

Under Mr. Masrani’s leadership, U.S. Personal and Commercial Banking completed the integration of Commerce and TD Banknorth, achieving the goal of uniting U.S. operations under one brand from Maine to Florida. In the midst of this complex integration, the U.S. team remained focused on delivering legendary customer service and won the highest rating in customer satisfaction by J.D. Power and Associates in the U.S. mid-Atlantic region for the fourth year in a row, and the highest rating in customer satisfaction for Small Business Banking in the U.S. for the third year in a row. In addition, U.S. Personal and Commercial Banking was able to continue to grow organically opening 33 new stores, and to deliver solid earnings despite a very challenging environment including rising provisions for credit losses and low interest rates.

As a result of this performance, the committee approved final total direct compensation for Mr. Masrani of US$5,500,054. This represents a decrease of 2% from 2008 levels. In 2009, the committee determined a final variable compensation award of US$5,000,054. For 2009, Mr. Masrani’s cash/equity mix was aligned to the target mix. As a result, his annual incentive was determined to be US$1,675,000 (a 0% increase from 2008) and his equity award was determined to be US$3,325,054 (a 3% decrease from 2008).

Tim Hockey

Under Mr. Hockey’s leadership, Canadian Personal and Commercial Banking continued to deliver great results and take market share in a very challenging environment. During 2009, TD continued to invest in growing organically and opened 24 new branches, and added 155 new commercial bankers. Strong volume growth offset higher credit losses and margin compression and enabled Canadian Personal and Commercial Banking to grow net income despite the challenging environment. In addition, TD received awards from J.D. Power and Associates (for the fourth consecutive year) and Synovate (for the fifth consecutive year) demonstrating that TD continues to own the convenience and customer service space in Canada.

As a result of this performance, the committee approved final total direct compensation for Mr. Hockey of $4,200,039. This represents an increase of 2% from 2008 levels. In 2009, the committee determined a final variable compensation award of $3,700,039. For 2009, Mr. Hockey’s cash/equity mix was aligned to the target mix. Mr. Hockey’s annual incentive was determined to be $1,175,000 (a 18% increase from 2008) and his equity award was determined to be $2,525,039 (a 3% decrease from 2008).

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  34

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below includes all of the prescribed disclosure under Form 51-102F6 Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008).

Name and			Salary	Share- based Award	Option- Based Awards(1)				Non-Equity Annual Incentive Plans	Total Direct Compensation		Pension Value	All Other Compensation(2)	Total Compensation
Principal Position	Year		($)	($)	(#)		($)		($)	($)		($)	($)	($)

Ed Clark	2009		$1,500,000	$4,800,045	158,152		$2,400,020		$1,700,000	$10,400,065		$0	$ 88,302	$10,488,367
President and Chief Executive Officer					619,288	(3)	$4,700,024	(3)		$ 4,700,024	(3)			$ 4,700,024	(3)
	2008	(4)	$1,500,000	$4,500,113	420,172		$3,750,035		$1,250,000	$11,000,148		$(310,000)	$ 71,071	$10,761,219
	2007		$1,500,000	$6,000,188	245,732		$3,750,042		$2,250,000	$13,500,230		$1,020,000	$ 90,278	$14,610,508

Colleen Johnston	2009		$490,274	$1,075,012	36,244		$550,017		$625,000	$ 2,740,303		$465,000	$ 22,657	$ 3,227,960
Group Head, Finance and Chief	2008		$441,644	$875,033	64,428		$575,020		$500,000	$ 2,391,697		$463,402	$ 30,310	$ 2,885,409
Financial Officer	2007		$391,644	$950,128	42,596		$650,045		$650,000	$ 2,641,817		$424,265	$ 12,780	$ 3,078,862

Bob Dorrance	2009		$500,000	$3,300,056	108,732		$1,650,052		$2,800,000	$ 8,250,108		N/A	$ 897	$ 8,251,005
Group Head, Wholesale Banking	2008		$500,000	$1,750,065	196,080		$1,750,014		$1,250,000	$ 5,250,079		N/A	$ 875	$ 5,250,954
and Chairman, CEO & President	2007		$500,000	$3,800,306	111,400		$1,700,042		$3,250,000	$ 9,250,348		N/A	$ 875	$ 9,251,223
TD Securities

Bharat Masrani(5)	2009		$584,650	$2,360,084	76,884		$1,166,801		$1,958,578	$ 6,070,112		$(38,100)	$183,683	$ 6,215,695
Group Head, U.S. Personal and	2008		$513,750	$2,585,190	194,280		$1,733,949		$1,721,063	$ 6,553,952		$(45,903)	$103,466	$ 6,611,515
Commercial Banking and President & CEO TD Bank, America’s Most Convenient Bank	2007		$472,350	$3,757,118	149,052		$2,275,070		$1,015,553	$ 7,520,091		$21,539	$ 88,370	$ 7,630,000

Tim Hockey	2009		$500,000	$1,675,034	56,012		$850,005		$1,175,000	$ 4,200,039		$89,500	$ 28,952	$ 4,318,491
Group Head Canadian Banking and President & CEO TD Canada Trust

Notes to the Summary Compensation Table:

(1)	In 2009, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Clark, Mr. Dorrance, Mr. Masrani, Mr. Hockey and Ms. Johnston by $629,560, $118,018, $83,450, $60,795 and $39,339 respectively.

The compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for Mr. Clark’s March 2009 award of 619,288 options was 21% of the share price (see note 3 for additional information). This was calculated with the same inputs that were used for the December 2008 awards: risk free interest rate of 2.93%; term of 7 years; volatility of 23.2%; and dividend yield of 2.99%. The accounting fair value for the March 2009 award was 19.0% using the following inputs: risk free interest rate of 2.02%; expected life of 6.0 years; volatility of 24.5%; and dividend yield of 3.09%.

The compensation value for December 2009 awards was 23% of the share price. This is the average compensation value for stock option awards for the five years from December 2005 to December 2009. The accounting fair value for the December 2009 awards was 21.4% using the following inputs: risk free interest rate of 2.72%; expected life of 6.2 years; volatility of 26.6%; and dividend yield of 3.24%.

(2)	For 2008 and 2009, the bank has chosen to report the details of all perquisites and other compensation for each named executive officer including amounts that have an aggregate value of less than $50,000 or 10% of the named executive officer’s salary for the year. In 2007, the bank chose to report details of perquisites and other personal benefits for each named executive officer unless the aggregate value was less than $10,000, not $50,000 as required. The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefit to the named executive officer. The following table provides details for the 2009 amounts reported above:

								Total
		Transportation	Housing Related	Financial		Premiums and	401(k) Employer	Incremental
Name	Year	Costs	Costs	Planning	Wellness	Applicable Taxes	Matching	Cost
Ed Clark	2009	$42,617	$3,176	$0	$2,520	$39,989	$0	$88,302

Colleen Johnston	2009	$15,575	$1,675	$0	$4,523	$884	$0	$22,657

Bob Dorrance	2009	$0	$0	$0	$0	$897	$0	$897

Bharat Masrani	2009	$28,648	$132,183	$7,788	$0	$2,171	$12,892	$183,683

Tim Hockey	2009	$23,190	$714	$0	$4,151	$897	$0	$28,982

(3)	One-time stock option award granted to Mr. Clark in March 2009 to replace the value of pension payments foregone when his employment agreement was extended. Additional details provided under the heading “CEO Employment Agreement” on page 32 of this circular.

(4)	Subsequent to 2008 year end, in light of the difficult economic circumstances, Mr. Clark asked the committee to cancel $3 million of the equity awarded to him in December 2008. Consequently, the actual total direct compensation received by Mr. Clark for 2008 (post forfeiture) was $8 million.

(5)	In 2009 and 2008 Mr. Masrani’s compensation was awarded to him in U.S. dollars. The exchange rate used to convert all of his compensation, excluding share-based and option-based awards, was the Bank of Canada’s average exchange rate for the fiscal year (2009 — CDN$1.17 = U.S.$1.00; 2008 — CDN$1.03 = U.S.$1.00). The exchange rate used to convert Mr. Masrani’s share-based and option-based awards into Canadian dollars was Reuters 3pm ET spot rate on December 11, 2009 (CDN$1.06 = U.S.$1.00) and December 10, 2008 (CDN$1.26 = U.S.$1.00). In 2007, Mr. Masrani’s compensation was awarded to him in U.S. dollars, except for share-based and option-based awards, which were awarded to him in Canadian dollars. The exchange rate used to convert his compensation was the Bank of Canada exchange rate on October 31, 2007 (CDN$0.94 = U.S.$1.00).

35  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2009.

	Option-Based Awards							Share-Based Awards
	Number of Securities							Number of Shares				Market or
	Underlying							or Units of Shares				Payout Value of
	Unexercised				Value of Unexercised In-the-Money			that have not				Shares that have
	Options		Option		Options(1)			Vested				not Vested(1)
	(#)		Exercise		($)			(#)				($)
			Price	Option Expiration
Name	Vested	Unvested	($)	Date	Vested	Unvested	Total	Min		Target		Min	Target
Ed Clark	239,412	0	$49.40	December 9, 2011	3,964,663	0	3,964,663
	7,500	0	$40.98	December 13, 2011	187,350	0	187,350
	213,472	0	$60.02	December 8, 2012	1,268,024	0	1,268,024
	613,500	0	$33.42	December 12, 2012	19,963,290	0	19,963,290
	148,728	49,576	$67.42	December 14, 2013	0	0	0
	122,866	122,866	$72.67	December 10, 2014	0	0	0
	63,026	189,078	$42.50	December 11, 2015	1,478,590	4,435,770	5,914,360
	0	619,288	$36.14	March 3, 2019	0	18,467,168	18,467,168
	0	158,152	$65.98	December 14,2019	0	0	0
								184,361	(2)	230,451	(3)	$12,160,438	$15,200,548
								10,263	(4)	10,263	(4)	$676,938	$676,938
Total	1,408,504	1,138,960			$26,861,916	$22,902,938	$49,764,854	194,624		240,714		$12,837,377	$15,877,486

Colleen Johnston	41,656	0	$60.02	December 8, 2012	247,437	0	247,437
	29,022	9,674	$67.42	December 14, 2013	0	0	0
	21,298	21,298	$72.67	December 10, 2014	0	0	0
	16,107	48,321	$42.50	December 11, 2015	377,870	1,133,611	1,511,481
	0	36,244	$65.98	December 14, 2019	0	0	0
								40,541	(2)	50,676	(3)	$2,674,071	$3,342,589
Total	108,083	115,537			$625,307	$1,133,611	$1,758,918	40,541		50,676		$2,674,071	$3,342,589

Bob Dorrance	158,396	0	$40.92	December 11, 2010	3,966,236	0	3,966,236
	136,252	0	$49.40	December 9, 2011	2,256,333	0	2,256,333
	60,000	0	$42.90	January 24, 2012	1,383,600	0	1,383,600
	121,488	0	$60.02	December 8, 2012	721,639	0	721,639
	175,600	0	$33.42	December 12, 2012	5,714,024	0	5,714,024
	82,224	27,408	$67.42	December 14, 2013	0	0	0
	55,700	55,700	$72.67	December 10, 2014	0	0	0
	49,020	147,060	$42.50	December 11, 2015	1,150,009	3,450,028	4,600,037
	0	108,732	$65.98	December 14, 2019	0	0	0
								117,094	(2)	146,367	(3)	$7,723,494	$9,654,367
Total	838,680	338,900			$15,191,841	$3,450,028	$18,641,868	117,094		146,367		$7,723,494	$9,654,367

Bharat Masrani	61,096	0	$40.92	December 11, 2010	1,529,844	0	1,529,844
	77,860	0	$49.40	December 9, 2011	1,289,362	0	1,289,362
	14,700	0	$40.98	December 13, 2011	367,206	0	367,206
	83,308	0	$60.02	December 8, 2012	494,850	0	494,850
	63,200	0	$33.42	December 12, 2012	2,056,528	0	2,056,528
	26,212	26,212	$72.67	December 10, 2014	0	0	0
	40,956	40,956	$72.67	December 10, 2014	0	0	0
	7,358	7,358	$72.81	December 14, 2014	0	0	0
	48,570	145,710	$42.50	December 11, 2015	1,139,452	3,418,357	4,557,809
	0	76,884	$65.98	December 14, 2019	0	0	0
								120,914	(2)	151,142	(3)	$7,975,461	$9,969,326
								38,788	(5)	38,788	(5)	$2,558,450	$2,558,450
Total	423,260	297,120			$6,877,241	$3,418,357	$10,295,598	159,702		189,930		$10,533,911	$12,527,776

Tim Hockey	62,480	0	$60.02	December 8, 2012	371,131	0	371,131
	33,858	11,286	$67.42	December 14, 2013	0	0	0
	31,126	31,126	$72.67	December 10, 2014	0	0	0
	28,012	84,036	$42.50	December 11, 2015	657,162	1,971,485	2,628,646
	0	56,012	$65.98	December 14, 2019	0	0	0
								66,402	(2)	83,002	(3)	$4,379,850	$5,,474,812
								38,788	(5)	38,788	(5)	$2,558,450	$2,558,450
Total	155,476	182,460			$1,028,293	$1,971,485	$2,999,777	105,190		121,790		$6,938,300	$8,033,262

Notes:

(1)	The December 31, 2009 TSX closing price for common shares was $65.96.

(2)	Represents 80% of the outstanding unvested performance share units, which is the lowest number of units possible under the plan terms. The committee may, in its discretion, cancel outstanding unvested share units.

(3)	Represents 100% of the outstanding unvested performance share units.

(4)	Represents the outstanding unvested special deferred share units. Additional details provided under the heading “Employment Arrangements — President and Chief Executive Officer” on page 44 of this circular.

(5)	Represents the outstanding unvested vesting share units.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  36

Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-Based Awards(1)		Share-Based Awards(2)
					Number of Units	Number of Units
		Number Vested	Value Vested	Number of	+/- Performance	Vested During	Value Vested
		During the Year	During the Year	Initial Units	Adjustment	the Year	During the Year
Name	Grant Date	(#)	($)	(#)	(#)	(#)	($)
Ed Clark	December 8, 2005	53,368	$316,472
	December 7, 2006			73,551	14,711	88,262	$5,842,944
	December 14, 2006	49,576	$0
	December 10, 2007	61,433	$0
	December 11, 2008	63,026	$1,479,850

Colleen Johnston	December 8, 2005	10,414	$61,755
	December 7, 2006			13,374	2,675	16,049	$1,062,444
	December 14, 2006	9,674	$0
	December 10, 2007	10,649	$0
	December 11, 2008	16,107	$378,192

Bob Dorrance	December 8, 2005	30,372	$180,106
	December 7, 2006			39,747	7,950	47,697	$3,157,541
	December 14, 2006	27,408	$0
	December 10, 2007	27,850	$0
	December 11, 2008	49,020	$1,150,990

Bharat Masrani	December 8, 2005	20,827	$123,504
	December 7, 2006			4,830	966	5,796	$383,695
	December 10, 2007	33,584	$0
	December 14, 2007	3,679	$0
	December 11, 2008	48,570	$1,140,424

Tim Hockey	December 8, 2005	15,620	$92,627
	December 7, 2006			16,347	3,270	19,617	$1,298,645
	December 14, 2006	11,286	$0
	December 10, 2007	15,563	$0
	December 11, 2008	28,012	$657,722

Notes:

(1)	December 2009 stock option awards vest at the end of four years. Prior to December 2009, stock option awards vested and become exercisable at a rate of 25% per year for each of the first four years of the term. The option-based awards detailed in this table represent 25% of each of the four grants with options vesting in December 2009.

(2)	The performance share units granted on December 7, 2006 vested and matured on December 7, 2009. The performance factor applied to determine the final number of units paid out to participants at maturity was 120%, based on the bank’s relative three-year total shareholder return versus the comparator group.

BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year Total Shareholder Return Comparison

The following graph compares the five year total shareholder return for TD common shares, to the return for the S&P/TSX Composite Index and the S&P/TSX Composite Index Banks. 2008 was period of tremendous volatility for financial institutions globally. During this turmoil investors favoured institutions like TD, those with a strong retail franchise focus and a conservative risk profile. While the market recovery in 2009 has moderated the bank’s performance relative to peers, TD continues to have a five year Total Shareholder Return that is greater than the return for S&P/TSX Composite Index and the S&P/TSX Composite Index Banks over the same period.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS
(at the price determined by the Bank pursuant to the Bank’s Dividend Reinvestment Plan)

37  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization
The following graph illustrates the change in total compensation awarded to named executive officers compared to the change in Adjusted Net Income Available to Common Shareholders and Market Capitalization since 2004.

Since 2004, the total compensation awarded to the named executive officers grew 15%, compared to growth in Market Capitalization of 65% over the same period and growth in the Adjusted Net Income Available to Shareholders of 83% over the same period.

COST OF MANAGEMENT RATIO

The cost of management ratio expresses the total of all types of compensation awarded to the Named executive officers of the Bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

		Adjusted Net
		Income
	Total NEO	Available to Common	Cost of	Market	Cost of
	Compensation	Shareholders	Management	Capitalization	Management
Year	(millions)	(millions)	Ratio	(millions)	Ratio
2009	$32.50	$4,549	0.71%	$52,972	0.06%

2008	$29.21	$3,754	0.78%	$46,112	0.06%

2007	$35.84	$4,169	0.86%	$51,216	0.07%

Notes to the Pay for Performance Indexed at 2004 graph and the Cost of Management Ratio:

(1)	Total compensation for the named executive officers includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated. One-time awards have been excluded from total compensation.

(2)	The exchange rate used to convert total compensation disclosed in foreign currencies was the Bank of Canada exchange rate on October 31st of each fiscal year as follows: C$1.18 = U.S.$1.00 for 2005, C$1.12 = U.S.$1.00 for 2006 and C$0.94 = U.S.$1.00 for 2007.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  38

ADDITIONAL DISCLOSURE

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s total value plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on: the independent advisor to the committee, key design characteristics of the TD Securities Performance Compensation Plan, pension plans, termination and change of control benefits, and additional information on stock options.

INDEPENDENT ADVISOR

For the past several years, an independent advisor, Frederic W. Cook & Co., has been engaged by the committee as its advisor on executive compensation and governance issues and has helped keep the committee current with best practices and trends in these areas. As the independent advisor, Frederic W. Cook & Co.’s accountabilities to the committee include:

•	providing independent advice and counsel on meeting content, management’s recommendations and governance trends to the chair of the committee in advance of each meeting

•	reviewing management’s market review and recommendations for named executive officers’ compensation annually in advance of providing advice to the committee on management’s recommendations

•	assisting the chair in developing total direct compensation recommendations for the CEO

•	proactively raising relevant compensation issues to the attention of the committee chair for discussion

•	presenting executive compensation and governance trends to the full committee annually

•	reviewing all compensation-related materials in advance of each meeting

•	undertaking special projects at the request of the committee chair

•	be available to attend, in person or by conference call, every committee meeting.

As the independent advisor to the committee, Frederic W. Cook & Co. reports solely to the committee and does not provide any services to management and attests annually to the committee that this is the case. Frederic W. Cook & Co. is obligated to advise the committee of any potential conflicts of interest and has provided its annual confirmation that it knows of no such real or potential conflicts to the committee. The committee has sole authority to approve the amount of the independent advisor’s fees. Frederic W. Cook & Co. was paid U.S.$149,159 for the services provided to the committee during fiscal 2009, and U.S.$106,214 for services provided to the board during fiscal 2008 (including U.S.$10,833 for services provided to the Corporate Governance Committee).

DESIGN OF THE TD SECURITIES PERFORMANCE COMPENSATION PLAN

In TD Securities, senior leaders and all executives in control and support functions participate in the Executive Compensation plan. Other revenue producing employees participate in the TD Securities Performance Compensation Plan.

As part of the comprehensive review of total value programs completed in 2009, the committee approved a number of changes to the Performance Compensation Plan to ensure that there is a consistent governance framework in place for all executive and material compensation plans.

Funds Available for Distribution

Under the Performance Compensation Plan, there is one global pool available for distribution as year end variable compensation awards.

The pool is calculated based on a combination of financial performance and discretionary adjustments (including consideration of risk) approved by the committee:

39  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

At the beginning of the fiscal year, the committee approves the funding rates that will be used. At the end of the fiscal year, the calculated pool is subject to a discretionary adjustment approved by the committee that includes consideration of risks taken during the year against the board-approved risk appetite framework. Each year the approved global pool of funds available is allocated on a discretionary basis. Factors considered when allocating the pool include, but are not limited to the following: business performance, strategic initiatives, risk management, and market levels of compensation. The amounts allocated to a specific business are not directly linked to the funding rates used to derive the global pool. This approach ensures there are no direct drive arrangements in place that might incent excessive risk taking or result in inappropriate compensation awards.

Determination of Individual Awards

Senior business leaders are responsible for allocating their portion of the approved pool to the individual employees within their business. Individual award decisions are determined as a total compensation award. They are discretionary and there are no formulae or explicit guidelines for making award decisions. Factors considered include, but are not limited to the following: individual and business performance, teamwork, leadership, risk management, market environment, market levels of compensation and potential future contribution to TD. For 2009, a new scorecard was introduced that calls for explicit consideration of the behaviour of each individual on specific measures relating to governance, control and risk management. The risk, governance and control factors on the scorecard are a factor in the year end compensation decision.

Equity Compensation

A significant portion of total compensation for Performance Compensation Plan participants is awarded as equity, with the equity portion of compensation delivered in restricted share units that vest at the end of three years. The following table outlines the minimum percentage of total direct compensation that is awarded as equity for employees at each TD Securities titled level. The minimum percentages were increased for awards made in December 2009, and the percentage of compensation awarded as equity for the most highly paid employees at each title level significantly exceeds the minimums outlined below. The four most senior executives are compensated in the Executive Compensation Plan with equity percentages up to 60% of total direct compensation.

	Vice Chair	Managing Director	Vice President & Director

Cash compensation	65%	70%	80%

Restricted share units (deferred)	35%	30%	20%

The restricted share units issued to Performance Compensation Plan participants have similar features to those issued to Executive Compensation Plan participants (these are described in the chart on page 26). All units vest at the end of three years, are subject to a discretionary adjustment based on risk outcomes over the vesting period, are subject to claw back in certain circumstances, and can be cancelled at the discretion of the committee prior to vesting. These features ensure that final payouts can be appropriately linked to risk-adjusted performance over the medium term.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  40

PENSION PLAN BENEFITS

The named executive officers participate in different bank pension arrangements, with the exception of Mr. Dorrance who does not participate in any bank pension plans. Mr. Clark’s arrangements are explained under Pension Arrangements for Mr. Clark. A description of each arrangement is set out below.

Executive Benefit Plan

The bank offers an unfunded executive plan that includes a portion of executives’ incentive compensation. Executives who participate in this plan must comply with non-solicit and non-compete provisions to receive full payment. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officers	Ms. Johnston, Mr. Hockey and Mr. Masrani

Pension formula	Two percent of final average earnings per year of service from date of hire (maximum of 35 years) is the executives’ total pension available from all plans, inclusive of pensions payable under the other plans described in this section of the circular and government pension plans. The total pension is reduced if the executive did not join the registered pension plan at commencement of employment.

Final average earnings	The average of the best consecutive five years of salary and incentive compensation payments, with incentive compensation capped at a maximum of 120% of salary, in the ten years prior to retirement.

Retirement age	63

Reduction for early pension commencement	The portion of the executive’s pension that is provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.

Form of pension	Pensions are paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on pension	The annual pension is limited to $1,000,000 (including all bank plans and government benefits).

Registered Defined Benefit Pension Plan

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The named executive officers participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officers	Mr. Clark, Ms. Johnston, Mr. Hockey and Mr. Masrani

Pension formula	1.4% of final average salary up to the average government limit plus 2% of final average salary above the average government limit for each year of plan membership (maximum of 35 years).

Final average earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement.

Average government limit	The average of the last five years’ maximum pensionable earnings prior to retirement.

Member contributions	2.94% of salary up to the government limit plus 4.2% of salary above the government limit, up to the applicable Income Tax Act maximum of $15,980, in 2009. All named executive officers who are active participants in the plan make contributions at the maximum level.

Retirement age	63

Reduction for early pension commencement	Pension is reduced according to a formula based on the number of years and months before his or her 62nd birthday that the pension is commenced. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of pension	Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on pension	The annual pension is limited to the maximum set out by the Income Tax Act. For 2009, the maximum pension is $2,444.44 per year of membership.

Canada Trust Money Purchase Pension Plan

The Canada Trust Company provided a registered defined contribution pension plan to Canadian employees to assist them in providing for their retirement. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officers	Mr. Clark and Mr. Hockey

Provisions	The bank contributed 6% of their salary up to the government limit and 12% of their salary above the government limit. The plan was closed to future contributions on August 18, 2002 and plan members were eligible to join the Pension Fund Society. The pension from the Canada Trust Money Purchase Pension Plan is determined based on the retiree’s account balance and annuity purchase rates at retirement.

41  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

TD Banknorth Pension Plan

Pension benefits were frozen under this plan on December 31, 2008. This qualified defined benefit pension plan was designed to assist U.S. employees in providing for their retirement. The plan was non-contributory and provided for a benefit based on a percentage of average career compensation and years of service. Plan members were also eligible to participate in the TD Bank 401(k) Retirement Plan. Certain plan members will receive enhanced employer contributions to the TD Bank 401(k) Retirement Plan for a temporary period of time. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani

Pension formula	1.5% of average career compensation plus 0.65% of average career compensation in excess of covered compensation, the result multiplied by years of credited service.

Final average earnings	Career average formula.

Retirement age	65

Reduction for early pension commencement	Pensions are reduced on an actuarially equivalent basis if payments commence before age 65.

Form of pension	Pension is paid for the life of the member. Optional forms of payment are available on an actuarially equivalent basis.

Limit on pension	Limit applicable to U.S. qualified plans. For 2009, the maximum compensation limit applicable to the plan is U.S.$245,000.

TD Banknorth Supplemental Plan

Pension benefits were frozen under this plan on December 31, 2008. This was a supplemental executive plan for certain TD Banknorth executives to provide a retirement benefit in excess of the benefit provided under the terms of the TD Banknorth Pension Plan without regard to maximum compensation and benefit limits. The supplemental retirement benefit is inclusive of the pension benefit provided under the TD Banknorth Pension Plan. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani

Pension formula	1.5% of average career compensation plus 0.65% of average career compensation in excess of covered compensation, the result multiplied by years of credited service then reduced by the pension payable under the TD Banknorth Pension Plan.

Final average earnings	Career average formula.

Retirement age	65

Reduction for early pension commencement	Early retirement may begin as early as age 55 or earlier if approved by the employer. Benefits are calculated at the executive’s retirement date and are further reduced by one quarter of one percent for each month for the first 60 months by which benefit commencement precedes age 65, and are further reduced by one half of one percent for every month by which benefit commencement precedes age 60.

Form of pension	Pension is paid for the life of the member.

Limit on pension	Not applicable.

TD Bank 401(k) Retirement Plan

TD Bank, America’s Most Convenient Bank, provides a qualified defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani

Provisions	The bank makes annual core contributions to the plan based on a percentage of the employee’s eligible compensation, depending on the age and years of service of the employee. Employees are also eligible to make contributions by deferral of eligible compensation into the plan up to prescribed limits, and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. The retirement benefit payable from the plan is determined based on the member’s account balance and annuity purchase rates at retirement. Normal retirement age under the plan is age 65.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  42

TD Securities UK Group Personal Pension Plan

TD Securities provides a defined contribution pension plan to U.K. employees to assist them in providing for their retirement. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani

Provisions	Employees are eligible to make contributions by salary deferral into the plan, up to prescribed limits, and the bank makes contributions to the plan, based on an age-tiered contribution schedule. The retirement benefit payable from the plan is determined based on the member’s account balance and annuity purchase rates at retirement. Normal retirement age under the plan is age 65.

PENSION ARRANGEMENTS FOR MR. CLARK

Mr. Clark’s employment arrangements provide for a lifetime pension determined using the annual average of Mr. Clark’s highest consecutive 36 months’ salary and a percentage that varies based on Mr. Clark’s age when he leaves the bank. Mr. Clark’s estimated pension consists of a supplemental pension determined as if Mr. Clark was a participant in the bank’s Executive Benefit Plan (the “TD Pension Arrangement”); an incremental supplemental pension that results from the pension arrangements that CT Financial Services Inc. promised to Mr. Clark (the “CT Pension Arrangement”); and an additional supplemental pension that arose from the discontinuance of the Term Certain Annuity, as describe in the section entitled Employment Arrangements — President and Chief Executive Officer. Mr. Clark’s pension is inclusive of all benefits from pension plans that he participates in as a result of his employment with the bank and the Canada Trustco Mortgage Company. Pension benefits are payable for life, and would continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.

During 2009, Mr. Clark agreed to changes in his employment arrangements which included the freezing of his pension benefits at $2.4885 million, effective October 2010. If Mr. Clark were to leave the Bank prior to October 2010, his pension would be reduced accordingly. For service after October 2010, Mr. Clark will accrue no additional pension benefit. Further details about Mr. Clark’s employment agreement are provided in the section entitled “CEO Employment Agreement”.

ACCRUED NAMED EXECUTIVE OFFICER PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the named executive officers from October 31, 2008 to October 31, 2009.

	Years of Service		Annual Pension Payable
					Accrued		2009	Accrued
					Obligation	2009	Non	Obligation
	October 31,		October 31,		at October 31,	Compensatory	Compensatory	at October 31,
Name	2009(1)	Age 65	2009	Age 65(2)	2008(3)(4)	Change(5)	Change(6)	2009(3)(4)
Ed Clark
– TD pension arrangement	18.00	21.00	$1,000,000	$1,000,000	$10,988,000	$645,000	$91,000	$11,724,000
– CT pension arrangement	18.00	21.00	$734,600	$818,000	$10,898,000	$(645,000)	$(372,000)	$9,881,000
– Other CT compensation	N/A	N/A	$636,600	$670,500	$8,025,000	—	$(96,000)	$7,929,000

Colleen Johnston	16.5	34.41	$253,400	$709,000	$1,989,500	$465,000	$(461,100)	$1,993,400

Bharat Masrani(7)	22.5	34.08	$468,700	$768,200	$3,734,300	$(38,100)	$(191,300)	$3,504,900

Tim Hockey	26.37	44.95	$535,900	$749,000	$2,477,200	$89,500	$(79,100)	$2,487,600

Notes:

(1)	Represents credited service for the named executive officer’s executive plan, which provides the majority of the pension benefit. Credited service for the Pension Fund Society is 5.5 years for Ms. Johnston, 6.9 years for Mr. Hockey, and 6.2 years for Mr. Masrani. Mr. Masrani’s credited service for the TD Banknorth qualified plan is 2.33 years.

(2)	The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded.

(3)	All pension values include the cost of amounts payable from all bank plans in which the named executive officer participates.

(4)	Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 25 of the 2009 consolidated financial statements of the bank.

(5)	Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost) and the impact on the accrued obligation of plan changes and any difference between actual and estimated earnings.

(6)	Non compensatory changes in the obligation in 2009 include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)	Mr. Masrani’s accrued pension is inclusive of pension benefits from all TD retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s average exchange rate for the period of November 1, 2008 to October 31, 2009 (C$1.80 = £1), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s average exchange rate for the period October 31, 2008 to November 2, 2009 (C$1.17 = U.S.$1.00).

43  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

EMPLOYMENT ARRANGEMENTS, TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Arrangements — President and Chief Executive Officer

Effective Date	June 1, 2004

Special Deferred Share Unit Grant	Mr. Clark received 170,000 deferred share units which in part replace a term certain annuity agreed to under his original employment agreement when he joined the bank in 2000. The term certain annuity was provided to honour a previous commitment made by CT Financial Services Inc. Unlike the term certain annuity, which provided guaranteed growth in value, the deferred share units, whose value is dependant on the bank’s financial performance, are designed to reproduce the value of the term certain annuity if the bank has earned a 10% annual compounded total shareholder return by the time Mr. Clark reaches age 63. This aligns this component of his compensation with the interests of the bank’s shareholders. The deferred share units vested as follows: 22% effective June 1, 2005; 41% effective June 1, 2006; 59% effective June 1, 2007; 74% effective June 1, 2008; 88% effective June 1, 2009; and 100% effective June 1, 2010, the year in which Mr. Clark turns age 63.

Resignation	If Mr. Clark resigns from the bank, his termination benefits are determined as follows:
• Base salary to the date of resignation.
• The vested portion of the special deferred share unit grant determined as of the date of resignation will be paid out.
• Pension—reduced for departure prior to October 2010, and frozen thereafter.

Retirement	If Mr. Clark retires from the bank, his termination benefits are determined as follows:
• Base salary to the date of retirement.
• The vested portion of the special deferred share unit grant determined as of the date of retirement will be paid out.
• Pension—reduced for retirement prior to October 2010, and frozen thereafter.

Termination without Cause	If Mr. Clark is terminated without cause, his termination benefits are determined as follows:
• Base salary and pro-rata annual incentive to the date of termination.
• Severance - No severance amounts will be payable.
• The vested portion of the special deferred share unit grant determined as of the date of termination will be paid out.
• Pension—reduced for departure prior to October 2010, and frozen thereafter.

Termination with Cause	If Mr. Clark is terminated with cause, his termination benefits are determined as follows:
• Base salary to the date of termination.

• Pension obligation - On or after October 31, 2010, Mr. Clark’s pension would be reduced from $2,488,500 to $978,000 plus registered pension plan benefits. Further reductions would apply for departure prior to October 31, 2010.

Non-Compete	Mr. Clark agrees not to compete, without the prior written consent of the bank, directly or indirectly, with the bank or any major subsidiary or major downstream affiliate of the bank by being employed by or associated with or otherwise involved with any major financial institution in the world for a period of 2 years.

Non-Solicitation	Mr. Clark agrees not to, directly or indirectly, take any steps to induce or solicit any executive of the bank to terminate his or her employment with the bank for any reason, for a period of two years.

Non-Compliance	If Mr. Clark fails to meet his obligations, a significant portion of his pension shall be suspended or forfeited, and he would not be able to make any related claims against the bank unless he is terminated without cause.

Employment Arrangements — Group Head, Finance and Chief Financial Officer

Pension	As a term of her employment, Ms. Johnston was granted an additional five years of service, plus two years of service for each of her first 10 years of service, for the purpose of determining her executive pension earned in excess of the registered plan pension. This exception to policy was granted to provide Ms. Johnston with a competitive pension at retirement age which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

Termination Without Cause	Ms. Johnston’s employment arrangements with the bank entitle her to a severance consisting of:
• 24 months of base salary and annual incentive. The annual incentive is determined using an average of the previous three year actual annual incentive received.
• Pro-rata annual incentive reflecting the percentage of year worked should termination occur mid year.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  44

Calculation of Termination Benefits

The actual amounts that a named executive officer would receive upon termination of employment can only be determined at the time he or she leaves the bank. There are many factors affecting the nature and the amount of any benefits provided and as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the named executive officer’s age and years of service. For purposes of illustration, the following assumptions have been made for calculating the termination benefit for each named executive officer:

•	Termination date of December 31, 2009;
•	Share price of common shares as at December 31, 2009 was $65.96; and
•	Pension benefits have been calculated using the fiscal year end date of October 31, 2009.

The amounts stated below are the incremental values of such benefits that the named executive officer is entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

	Ed	Colleen	Bob	Bharat	Tim
Event	Clark	Johnston	Dorrance	Masrani	Hockey
Resignation Severance Equity Annual pension payable Total	Eligible for Retirement	$0 $0 $0 $0	Eligible for Retirement	$0 $0 $0 $0	$0 $0 $0 $0

Retirement Severance Equity Annual pension payable Total	$0 $38,103,486 $0 $38,103,486	Not Eligible for Retirement	$0 $13,104,395 Nil $13,104,395	Not Eligible for Retirement	Not Eligible for Retirement

Termination without cause:
Severance	$0	$2,366,667	$6,583,333	$4,922,083	$3,366,667
Equity (in addition to retirement amount)	$676,938	$1,059,252	$0	$3,735,974	$1,705,726
Annual pension payable	$0	$0	Nil	$0	$0
Total	$676,938	$3,425,918	$6,583,333	$8,658,058	$5,072,392

Termination with cause:
Severance	$0	$0	$0	$0	$0
Equity	$(26,861,917)	$(625,307)	$(15,191,841)	$(6,877,241)	$(1,208,293)
Annual pension payable	$(1,371,738)	$(239,940)	Nil	$(359,086)	$(490,750)
Total	$(28,233,655)	$(865,247)	$(15,191,841)	$(7,236,307)	$(1,519,043)

Change of control(1):
Severance	$0	$2,366,667	$6,583,333	$4,922,083	$3,366,667
Equity (in addition to retirement amount)	$676,938	$3,342,589	$0	$12,527,776	$8,033,262
Annual pension payable	$0	$0	Nil	$0	$0
Total	$676,938	$5,709,256	$6,583,333	$17,449,860	$11,399,929

Note:

(1)	An executive must be terminated within 24 months of a change of control to receive the incremental values indicated.

45  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

The treatment of equity under each of the termination scenarios is governed by the terms of the various equity plans, which are summarized in the following table.

	Share Units	Stock options	Deferred Share Units	Vesting Share Units
Resignation	Forfeited.	Vested stock options can be exercised within 30 days.	Redeemable upon resignation.	Forfeited if resignation is within the vesting period. If resignation occurs after the vesting period, the vesting share units will be redeemable upon resignation.

Retirement	Mature in normal course subject to compliance with the conduct provisions and other plan terms.	Options remain outstanding and vest in accordance with their terms. Options expire on the earlier of the original expiry date and five years from the date of retirement.	Redeemable upon retirement.	Forfeited if retirement occurs within the vesting period. If the retirement occurs after the vesting period, the vesting share units will be redeemable upon retirement.

Termination without Cause	Entitled to a pro-rata share based on the number of full 12 month periods since the award date. May be entitled to additional share if the termination occurs within 90 days of the maturity date. Units mature in normal course subject to compliance with the conduct provisions and other plan terms.	Vested stock options and those that vest within 90 days may be exercised within 90 days. For stock options that vest at the end of four years, holders are entitled to a pro-rata share based on the number of full 12 month periods since the award date. May be entitled to additional share if the termination occurs within 90 days of the vesting date.	Redeemable upon termination.	Entitled to a pro-rata share based on the number of full 12 month periods since the award date, subject to compliance with the conduct provisions. May be entitled to additional share if the termination occurs within 90 days of the vesting date. If the termination occurs after the vesting period, the units will be redeemable upon termination.

Termination with Cause	Forfeited.	Forfeited.	Redeemable upon termination.	Forfeited.

Change of Control (if terminated within 24 months following a change of control)	Continue to vest and are paid out at the original maturity date.	All stock options vest immediately upon termination and remain exercisable for 90 days following termination.	Redeemable upon termination.	All unvested units vest immediately, and are redeemable upon termination.

A change of control occurs when:

(i)	Outstanding voting shares of the bank represent less than 50 percent of the combined voting power of the new entity; or
(ii)	There is, or is expected to be, a change of 50 percent or more of the directors of the bank; or
(iii)	The board considers that there are other circumstances where it is appropriate to apply the change of control provision.

Conduct Provisions Resulting in Forfeiture

Except for deferred share units, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•	Conduct constituting cause for discipline or dismissal.
•	Solicitation of customers/employees.
•	Disclosure of confidential information.
•	Competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario).
•	Failure to sign a participation agreement.
•	Failure to certify compliance with conduct provisions.

In aggregate, total severance of $87.7 mm was paid to participants in the Executive Compensation Plan, and the TD Securities Performance Compensation Plan in 2009.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  46

STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 Information Circular and TSX Section 613 Security Based Compensation Arrangements.

Stock options granted under the bank’s stock option program are governed by one of two stock option plans. The 1993 Stock Option Plan was approved by shareholders at the bank’s 1993 annual meeting and applies to outstanding options granted up to the end of July 2000. The 2000 Stock Incentive Plan, approved by shareholders at the bank’s 2000 annual meeting, replaced the earlier plan. The 2000 plan is based substantially on the 1993 plan except that it introduces stock appreciation rights and other stock-based awards (such as restricted shares). To date, only stock options have been issued under this plan. In addition, there are legacy TD Banknorth stock option plans assumed as a result of the 2007 TD Banknorth privatization, and legacy Commerce Bancorp stock option plans assumed as a result of the 2008 Commerce Bancorp acquisition. TD Banknorth stock options that were to expire after December 31, 2008 and all outstanding Commerce stock options were converted into bank stock options by adjusting both the exercise price and number of options as specified in the respective Merger Agreement. As a result, a common share will be issued upon the exercise of an outstanding option under the legacy plans. The terms and conditions of the legacy plans will remain in place until all issued and outstanding options are exercised or expire. No further grants of stock options will be made under the legacy plans. Consequently, the information below applies to awards under the bank’s plans, unless stated otherwise.

Who is eligible to participate?

Currently, bank executives at the senior vice president level and above. Participants with outstanding stock options under the legacy plans are middle management and above and, in some cases, outside directors.

What is the term and vesting schedule of stock options?

Details on the term and vesting schedule of stock options are set out in the Description of Key Equity Plans section. Terms of outstanding stock options under the legacy plans do not exceed ten years.

How many securities are authorized to be issued under the stock option plans and what percentage of the bank’s shares outstanding do they represent?

The following table shows, as of January 28, 2010, aggregated information for the bank’s stock option plans and the legacy plans which are the only compensation plans under which equity securities of the bank are authorized for issuance from treasury.

					Number of securities remaining
	Securities to be issued upon				available for future issuance		Total stock options
	exercise of outstanding				(excluding securities reflected		outstanding &
	stock options		Weighted-		in column (a))		available for grant
	(a)		average		(c)		(a) + (c)
			Exercise price
		% of common	of Outstanding			% of common		% of common
		shares	Options			shares		shares
Equity Compensation Plans	No.	outstanding	(b)		No.	outstanding	No.	outstanding
1993 Stock Option Plan	29,800	0.00%		$ 36.67	Nil	Nil	29,800	0.00%

2000 Stock Incentive Plan	16,922,046	1.97%		$ 51.56	3,924,837	0.46%	20,846,883	2.42%

TD Banknorth Legacy Stock Option Plans(1)	2,240,214	0.26%	US$	51.53	Nil	Nil	2,240,214	0.26%

Commerce Bancorp Legacy Stock Option Plans(1)	7,025,854	0.82%	US$	56.81	Nil	Nil	7,025,854	0.82%

Overall	26,217,914	3.05%		$ 54.24	3,924,837	0.46%	30,142,751	3.50%

Note:

(1)	The information is aggregated for the 10 TD Banknorth legacy plans and three Commerce Bancorp legacy plans under which common shares are issuable on a basis consistent with TD’s acquisition of the shares of TD Banknorth Inc. and Commerce Bancorp, Inc. All legacy plans received shareholder approval on inception. The bank assumed the legacy plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The exchange rate used to convert the weighted average exercise price to Canadian dollars was the Bank of Canada exchange rate on January 28, 2009 (C$1.0662 = U.S.$1.00).

47  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

What is the maximum percentage of securities available under the stock option plans to bank insiders?

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding.

What is the maximum number of securities any one person is entitled to receive under the stock option plans and what percentage of the bank’s outstanding capital does this represent?

The maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding.

How is the exercise price determined for stock options?

The committee sets the exercise price that must not be less than the closing price of common shares on the TSX the trading day immediately before the date the stock options are granted. This has always been the bank’s practice. The bank does not back date stock options. Under the legacy plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant.

How is the market appreciation of stock appreciation rights calculated?

Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date. No stock appreciation rights are outstanding under the legacy plans.

Under what circumstances is an individual no longer entitled to participate?

The information detailed below excludes any reference to one of the legacy plans designed for outside directors as under that plan, outstanding stock options continue under normal plan terms in all termination scenarios.

•	Termination for cause: Stock options are forfeited. Generally, this also applies to the legacy plans. In some of the legacy plans however the stock options are not immediately forfeited but do expire early (no later than three years after termination for cause).

•	Termination without cause: Stock options expire early. Vested stock options and those that vest within 90 days can be exercised during that 90-day period. After that time, all outstanding stock options are forfeited. Generally, stock options under the legacy plans vested as of the date of termination may be exercised within 60 days to three years from the date of termination (depending on the plan).

•	Retirement: Stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the legacy plans that continue following retirement may expire early (depending on the plan).

•	Resignation: Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately. Under the legacy plans, where not forfeited, stock options generally may be exercised within 60 days to three years from the date of resignation (depending on the plan).

•	Death or disability: All stock options vest immediately and the exercise period may be reduced, depending on the circumstances. Stock options cannot be exercised after three years following the event. For the legacy plans the exercise period may vary from three months to up to three years.

•	Other circumstances: The plan administrator may extend an early expiry date in limited circumstances.

Can stock options be assigned or transferred?

Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP or RRIF. Most legacy plans only permit the transfer of stock options by will and laws of succession. However, in some plans an award may be transferred with the consent of the committee and where permitted by law or where required by domestic order.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  48

How are the stock option plans amended? Is shareholder approval required?

Under the specific amendment procedure approved by TD shareholders at the 2007 annual meeting, shareholder approval is required for the following: (i) an increase in the number of shares reserved under the plan; (ii) a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award; (iii) an extension of the original stock option expiry date; (iv) re-introduction of non-employee directors as being eligible for new award grants under the plans; and (v) a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes. Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Recently, the TSX clarified that shareholder approval is needed to add a cashless exercise feature. Beyond these material plan amendments and any other items that in the future might require shareholder approval under applicable law, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments).

The process the committee uses to grant stock options to executive officers is included in the description of the Executive Compensation Plan. The role of the committee in setting and amending the terms of the bank’s stock option plans consists of reviewing and recommending to the board of directors for approval, the terms and conditions of any new plan or any change in the terms and conditions of any existing plan. Under the legacy plans, the board of directors may make changes unless the plan requires shareholder approval for specific items outlined in the plan or unless shareholder approval is required by law.

Were any amendments made to the stock option plans in the last fiscal year?

Yes. The following changes were made to all outstanding and future stock options under bank stock option plans:

•	plans were harmonized to apply consistent treatment on early termination of employment (i.e. retirement, resignation and termination without cause). Previously, depending on whether stock options were granted before or after 2004, they received different treatment.

•	retirement provisions were amended so that all stock options will expire on the earlier of the original expiry date or five years after the date of retirement.

The following changes were made to apply to stock options granted under the bank stock option plans beginning with grants made in December 2009 (unless otherwise noted):

•	the committee may cancel unvested awards for any reason (effective March 2009), and claw back vested and unvested awards within a 36 month look-back period in the event of:

i. a restatement of financial results due to a material misrepresentation (as determined by the board of directors) or

ii. a material error of any kind relating to an award

•	the term for all future awards was extended from seven to 10 years.

•	the vesting schedule was changed to a four year cliff vest (i.e. 100% vesting at the end of four years), subject to a pro-rata share in circumstances of termination without cause (with Administrator discretion to award an additional pro rata share in cases where the termination date is within 90 days of the vesting date).

Does the bank provide any financial assistance to participants to purchase shares under the stock option plans?

Until the end of 2009, the bank offered to all Canadian employees an employee banking benefit that could be used to purchase shares under the plans and to achieve share ownership requirements. The bank no longer offers these loans. Loans approved up to December 31, 2009 were in the form of a demand loan for the purchase of common shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on common shares set quarterly, in advance, with a ten year term and amortization. There are no such loans to named executive officers to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options were made on market terms and conditions. No financial assistance is available for the exercise of stock options under the legacy plans.

Guidelines on Stock Option Overhang, Dilution and Burn Rate

The following table summarizes the total number of stock options granted to eligible executives during each of the last six calendar years.

Year	# of Stock Options Granted	# of Participants
2009	2,363,988	135

2008	3,332,736	315

2007	1,970,788	287

2006	1,608,032	245

2005	1,892,384	240

2004	2,175,448	245

49  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

As of December 31, 2009, TD’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows (including TD Banknorth and Commerce Bancorp converted options):

Rate	Description	Guideline	2009	2008	2007	2006	2005
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding.	10% or less of the number of shares outstanding.	3.54%	4.23%	4.20%	4.18%	4.66%

Dilution	Dilution is defined as the total number of stock options outstanding divided by the total number of shares outstanding.	Targeted at 5% or less, but never to exceed 7.5% of the number of shares outstanding.	3.08%	3.52%	2.94%	2.66%	2.91%

Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding.	Less than 1% of the number of shares outstanding.	0.20%	0.39%	0.27%	0.21%	0.27%

As a result of the Commerce Bancorp acquisition, 19.6 million Commerce Bancorp stock options were converted into 10.8 million bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding Commerce Bancorp options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $263 million on the conversion date, which was recorded in contributed surplus and was part of the acquisition consideration.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  50

DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND
OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employees, executive officers and directors of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, all employees, officers and directors must disclose at the earliest opportunity to their manager or, in the case of the CEO or a director, to the board, any interest they have in a material contract or transaction or proposed material contract or transaction involving the bank in which they may have some influence or perceived interest. The bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Practices in this circular. Under the Bank Act and its charter, the Audit Committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The Audit Committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party, to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The bank has purchased, at its expense, a blended insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacity as directors and officers of the bank and its subsidiaries. This part of the policy has a dedicated policy limit of $300,000,000 per claim and in the aggregate for the 12 months ending May 1, 2010. There is no deductible for this coverage. The insurance applies in circumstances where the bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $1.8 million.

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents of this management proxy circular and its sending to the common shareholders.

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

51  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

SCHEDULE A

SHAREHOLDER PROPOSALS

The following two proposals were submitted by Mouvement d’éducation et de défense des actionnaires (MEDAC) of 82, rue Sherbrooke Ouest, Montréal, Québec H2X 1X3 for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.

Proposal A:  More candidates than positions to be filled. It is proposed that the board of directors submit a higher number of candidates than the number of positions to be filled within the board of directors to the shareholders’ vote.

Shareholder’s Statement:  One of the fundamental rights of shareholders is to elect directors. Currently, shareholders have no choice. They can only vote for a candidate or abstain from voting. Moreover, considering that organizations always present the exact same number of candidates as the number of positions available on the board, the actual electoral process amounts to either ratifying or not the nomination of directors chosen by the administration. Such a nomination process ensures that directors feel more accountable to each other than to the shareholders they must represent. Such an electoral system excessively isolates and protects directors against the will of the shareholders.

The 2008-2009 financial crisis has clearly jolted the shareholders trust in the members of their boards of directors. Numerous shareholders have questioned the effectiveness of their board of directors, the quality of the collective skills around the table and the ability of the board to adequately represent their interests. These concerns about the effectiveness of boards of directors prompted the Securities and Exchange Commission (SEC) to initiate in June 2009, a consultation (“Facilitating Shareholder Director Nominations”) on the rules to nominate and elect directors so that shareholders may have a more active role in the electoral process of directors.

Our review of management proxy circulars over the last ten years has lead us to the following conclusions:

•	Boards of directors are rarely renewed;

•	They suffer from a lack of representation of the composition of the body of shareholders: individual shareholders, presence of women, generational mix, etc.;

•	They poorly reflect the expectations and concerns of the shareholders.

Shareholders must have the choice of either extending the mandate of the current directors or replacing them annually. With this in mind, the board of directors should offer shareholders a clear choice by proposing a greater number of candidates than the number of seats available on the board. The management proxy circular should include for each candidate, other than the regulatory information, the specific anticipated contribution of each candidate to the board. Management should abstain from discriminating in favour of one or the other candidate, establishing the assumption that the nomination process has been accomplished thoroughly and professionally.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

This proposal could discourage qualified candidates from serving on the bank’s board and create contested elections, possibly adversely impacting the collegiality of boards. There is a relatively small pool of director candidates with the necessary business competencies and experience to effectively serve on the boards of large, public companies. Further, serving as a director requires a serious commitment of time, focus and energy. A robust director nomination process, like ours, must be designed to consider individual qualifications of candidates. It must also ensure that the board as a whole has the appropriate balance of skills, experience and diversity to be effective. This proposal could be detrimental to the bank and its shareholders as its implementation could impair our ability to attract highly qualified and dedicated candidates. It could also limit our ability to achieve the desirable mix of experience and expertise of the board of directors as a whole.

In response to some of the points raised in the statement in support of the proposal, we note that there are a number of important safeguards already in place at the bank. These include majority voting for the election of directors, annual election or re-election of all directors, and ultimate term limits, all of which help ensure our shareholders are heard with respect to the election of directors. Also, the Corporate Governance Committee is open to considering recommendations from shareholders of qualified director candidates. Lastly, we note that the Bank Act provides a statutory means by which shareholders could nominate a director, which is similar to the proposed SEC rule referenced in the statement in support of the proposal.

Proposal B:  Equity Ratio. It is proposed that the annual report and the management proxy circular disclose the equity ratio between the total compensation of the chief executive officer on the one hand, the total compensation of the five named executive officers on the other hand, and the total average compensation of the employees.

Shareholder’s Statement:  MEDAC is presenting this year a proposal that is practically identical to the one submitted in 2008 with regards to the disclosure of the internal compensation equity ratio. The recent turbulence of the financial markets and the precipitous decline in the trust of small investors justify this second attempt. These events have highlighted the perverse effects of a too generous if not excessive executive compensation policy. According to the data compiled by the Economic Policy Institute of

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  52

Washington, American CEOs were paid, in 2005, 262 times the annual salary of the average employee. Therefore, in a single day (there are 260 working days in a year), a CEO would have received the same salary as an average employee would in 52 weeks. Recent data shows that nothing has changed.

The trench that keeps getting deeper between the executives’ compensation and that of their employees is a genuine concern for a great number of small shareholders. On the one hand, within companies they invest in, they wonder about the impact of these gaps on the level of internal cohesion and the productivity of the employees. On the other hand, the perception of an inequitable compensation can have a negative impact on personnel: loss of motivation, resentment, and even bad attitudes. This potential impact of excessive executive compensation directly and negatively affects their interest as shareholders.

Moreover, on a social level, by giving incredibly high compensation to a select group of a few thousand senior executives, companies are creating a social class of technocratic millionaires disconnected from the reality of small investors and ordinary citizens.

In the face of the public outrage against the pharaonic compensation of some, the government of many countries are threatening to limit by statutory action compensation of senior executives of listed companies. An example among many comes from the United States. The Securities and Exchange Commission (SEC) recently initiated a consultation on management proxy circulars and improvements to be made. It asked the question: “Are investors interested in disclosure of whether the amounts of executive compensation reflect any considerations of internal pay equity? For example, should we consider proposing required disclosure regarding internal pay ratios of a company, such as disclosure of the ratio of the total compensation of the named executive officers, or total compensation of each individual named executive, to the total compensation of the average non-executive employee of the company?”

MEDAC firmly believes that the disclosure of this internal equity ratio is of great interest to the shareholders. It will enable them to pass a reasoned and detailed judgment on the results of the compensation policy of the company and to exercise their rights to vote and to speak at annual meetings with full knowledge of the facts.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

We do not believe that the ratio described in the proposal provides a meaningful comparison between executive compensation and that of other employees. The proposed ratio is very dependent on the nature and mix of the businesses conducted by different companies. For example, many financial institutions conduct retail banking, wealth management and wholesale banking businesses. Each institution is likely to pay competitively in each business, but those competitive levels of compensation will not be the same across the businesses. Consequently, institutions with different weightings to in these various businesses would generate different ratios, even if the executive compensation and compensation of employees in each of the businesses were the same. Additionally, other factors such as the relative number of executives to non-executives may vary from business to business, further reducing any comparability across companies.

We also note that pursuant to a past shareholder proposal and in response to a similar issue, we and other institutions have been disclosing the cost of management ratio. We also provide extensive disclosure of executive and employee compensation in the circular and in our corporate responsibility report.

In response to the concern regarding employees expressed in the supporting statement, the bank agrees that employee engagement is critical to the ongoing success of the organization. The bank strives to have a unique and inclusive employee culture and to deliver an extraordinary employee experience. The bank believes that this will create highly engaged employees, which is critical to delivering the customer service and convenience that is core to our strategic positioning, and a driver of shareholder value over the long-term. To deliver a unique and inclusive employee culture, the bank expends a great deal of effort listening to employees and investing wisely to create programs that support and enhance employee engagement. The bank has had tremendous success in this regard and steadily improved measures of employee engagement over the past several years. Focusing on issues that are important to employees has resulted in the bank being named one of Hewitt’s best 50 employers in Canada two years in a row and one of Maclean’s magazine’s Canada’s Top 100 Employers for the third consecutive year. Internationally, the bank has been named one of the U.S.’s most inclusive workplaces by the Human Rights Campaign’s “Best Places to Work”, and TD Waterhouse UK has been named “One to Watch” Best Employer by Best Companies in the UK, also for the third year in a row.

Accordingly, given the bank’s extensive disclosure of executive and employee compensation, including the cost of management ratio, and the bank’s demonstrated track record with respect to employee engagement, we continue to believe additional disclosure is not necessary or helpful.

Mr. Andrew H. Palicz of 124 Deerfield Circle S.E., Calgary, Alberta T2J 6L8 submitted the following proposal. After discussions with the bank regarding the bank’s compensation practices, Mr. Palicz agreed to withdraw his proposal but asked that the text of the proposal and supporting statement be included in the circular.

53  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Proposal:

Binding vote on the payment of a supererogatory cash bonus to the TD Bank Financial Group’s President and Chief Executive Officer Ed Clark. RESOLVED, that the shareholders of The Toronto-Dominion Bank urge the board of directors to grant to its President and CEO, Ed Clark immediately (and in full) a cash bonus of twelve million Canadian dollars. This bonus is to be provided over and above all other compensation that is due him — in recognition of and in appreciation for his past and present service to The Toronto-Dominion Bank, its employees, its customers and its shareholders.

Shareholder’s Statement:

The recent public backlash, with respect to executive compensation, is the product of less than fully competent financial risk management on the part of those who have led other companies than this one. Ed Clark’s leadership has, by way of contrast, saved our bank many billions of dollars. This is in large part the result of his effective administration of financial risk. Ed Clark should not suffer financial penalty because other chief executives have failed where he has excelled. Apart from a special bonus like the one that is being hereby proposed, current public sentiment will result in a decrease in his level of pay for reasons that are not fair to him. The quality of Ed Clark’s work more than merits his level of pay, and fully deserves a vote of “Yes” on the present proposal.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  54

SCHEDULE B

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Our board of directors and management believe that sound corporate governance practices contribute to managing the bank effectively and to achieving our strategic and operational plans, goals and objectives. The board’s corporate governance policies and practices are consistent with Canadian Securities Administrators National Policy 58-201 — Corporate Governance Guidelines (CSA Guidelines) and focus on its responsibilities to the bank’s shareholders and on creating long-term shareholder value. Because we are regulated by the Office of the Superintendent of Financial Institutions Canada (OSFI), these policies and practices also comply with OSFI’s Corporate Governance Guideline. Lastly, these policies and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission although they do not all directly apply to us. The governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines published on our website at www.td.com/governance/index.jsp.

You can find additional governance information on our website, including the Code of Conduct and Ethics, the Disclosure Policy, the Director Independence Policy, the position description for directors, the position description for the CEO, and the charters of the board, its committees and their chairs, and the chairman of the board. The Corporate Governance Committee reviews this statement of corporate governance practices each year and recommends it to the board for consideration and approval.

Board of Directors

For information on director nominees proposed for election, such as other public company boards they serve and their attendance record for all bank board and committee meetings during fiscal 2009, please see pages 6 through 12 of this circular.

Director Independence

The board believes that to be effective it needs to operate independently of management. This means that a large majority of the board and all committee members are not part of management and do not have relationships with the bank that would make them personally beholden to the bank and consequently interfere with the exercise of their independent judgment. Currently, an overwhelming majority of our directors are independent. Of the 15 nominees proposed for election, 14, or 93%, are “independent” under the bank’s Director Independence Policy (available at www.td.com/governance/other  policies.jsp) and the CSA Guidelines, and are not “affiliated” under the Bank Act.

Each Audit Committee member meets additional independence criteria under our policy and applicable law. Because of his position, Edmund Clark, President and CEO, TD Bank Financial Group, is not considered to be “independent” under our policy and the CSA Guidelines and is “affiliated” under the Bank Act.

The board adopted its Director Independence Policy and delegated responsibility to the Corporate Governance Committee for:

•	developing and recommending to the board independence criteria for directors;

•	reviewing the policy at least annually, including as to the continued appropriateness of such criteria; and

•	annually evaluating the directors’ independence.

How we determine independence

Directors must complete detailed questionnaires about their individual circumstances. Directors who have a material relationship with the bank, and management directors, are not considered independent under the Policy. To determine if a director has a material relationship with the bank, the Corporate Governance Committee looks at the nature and importance of the director’s bank connections. Relationships through outsourcing, consulting, legal, accounting and financial services are particularly scrutinized. The committee also takes into account people or organizations the director is related to, such as a spouse or an employer where the director is an executive. The committee then considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The goal is that a large majority of directors will not have their loyalty to the bank and our shareholders compromised by any other relationship they may have with the bank.

While not required to do so, the committee also considers the director independence standards that apply only to NYSE-listed U.S. domestic issuers. Except for Mr. Clark, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•	The board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2009, 43 in-camera sessions were held.

•	The board and its committees may engage their own independent advisors.

55  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

•	The non-management directors annually appoint a strong, independent chairman of the board with a clear mandate to provide leadership for the independent directors.

•	Non-management directors must acquire, over a set period of time, common shares with a value equivalent to at least six times their respective annual retainer.

Board members understand that independence also means preparation for meetings, understanding the issues, strength of character, integrity and an inquiring mind.

Chairman of the Board

The chairman of the board’s role is to facilitate the functioning of the board independently of management and to maintain and enhance the quality of our corporate governance. His key responsibilities are set out in the charter of the chairman of the board, which is available on our website at www.td.com/governance/charters.jsp. The chairman must be independent and, as stated above, is appointed by the non-management directors of the board annually. The chairman chairs every meeting of the board (including the in-camera sessions) and the Corporate Governance Committee, chairs the annual meeting of shareholders, and serves as a member of the Management Resources Committee. Our Chairman of the Board is John M. Thompson. Mr. Thompson has been the chairman since 2003 and is not currently, and has not been, the chairman of any other public company. For more information on Mr. Thompson, please see his table in the section entitled “Director Nominees” on page 12 of this circular or our website at www.td.com/governance/chair.jsp.

Shareholders’ Meeting

The chairman of the board chairs and is available to answer questions at our annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings where possible. Last year, all directors then standing for election attended the annual meeting other than William Ryan.

Board Mandate

The board’s responsibility is to enhance the bank’s long-term value for our shareholders. Our employees, managers and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board of directors. Shareholders elect the board to oversee management and to assure that the long-term interests of shareholders are advanced responsibly. This includes addressing the concerns of other stakeholders and interested parties, including employees, customers, regulators, our communities and the public. The board’s responsibilities are set out in its charter and include the following:

•	Supervision of the management of the business and affairs of the bank.

•	Disclosure of reliable and timely information to shareholders — the shareholders depend on the board to get them the right information.

•	Approval of our strategy and major policy decisions — the board must understand and approve where we are going, be kept current on our progress towards those objectives and be part of and approve any major decisions.

•	Evaluation, compensation and succession for key management roles — the board must be satisfied that we have the right people in the key roles, that they are monitored and evaluated by the board and that they are appropriately compensated to encourage the bank’s long-term success.

•	Oversight of the management of risks and the implementation of internal controls — the board must be satisfied that our assets are protected and that there are sufficient internal checks and balances.

•	Effective board governance — to excel in their duties the board needs to be functioning properly as a board — strong members with the right skills and the right information.

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and, as stated above, is available on our website at www.td.com/governance/charters.jsp. In addition, shareholders may obtain a free copy promptly by contacting TD Shareholder Relations — see page 64 of this circular.

The Bank Act requires certain important matters to be brought before the board. The board has also chosen to reserve certain other key decisions to itself. Under its charter, the board has an obligation to oversee the sufficiency of the checks and balances on management. To that end, the board has established approval criteria for management for the extension of new credit, investment decisions for our securities portfolios, capital spending, operational risk, executive compensation, trading/market risk and issuing bank securities. The board has also put in place formal policies for approving material business acquisitions and investments and major outsourcing projects. Finally, the board has complete authority over certain other transactions out of the ordinary course of business, fundamental changes and approving financial statements prior to release to shareholders.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  56

Strategic Planning Process

The board is responsible for overseeing the execution and fulfillment of our strategy and fundamental goals. This responsibility includes adopting a strategic planning process; and continuously considering and approving strategic alternatives and plans that management presents. The board assesses the bank’s major opportunities and risk impact of any strategic decision being contemplated, including considering whether any strategic decision is within the bank’s approved risk appetite established for the bank and its individual business units; oversees the implementation of strategic plans; and monitors performance against such plans.

Principal Risks

The Risk Committee of the board identifies and monitors the key risks of the bank and evaluates how they are managed. Please see the bank’s 2009 annual report for a list of the principal risks identified and the structures and procedures in place to manage them. The annual report is available on our website at www.td.com/investor/index.jsp.

Corporate Responsibility

For a description of our approach to corporate responsibility, see pages 11 and 12 of the bank’s 2009 annual report, which is available on our website at www.td.com/investor/index.jsp, and read our most recent Corporate Responsibility Report, which is available on our website at www.td.com/corporateresponsibility.

Succession Planning

The board and its Management Resources Committee are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates and development plans for the CEO; and fostering management depth by rigorously assessing candidates for other senior positions.

Communication Policy

The Corporate Governance Committee’s responsibilities include satisfying itself that we communicate effectively and responsively with our shareholders, other interested parties and the public. Our commitment to providing timely, accurate and balanced disclosure of all material information to a broad audience is laid out in our Disclosure Policy. The Corporate Governance Committee annually reviews this policy and receives a report from management, including members of the Disclosure Committee, detailing disclosure issues that have arisen in the past year. A copy of the policy is available on our website at www.td.com/governance/other_policies.jsp.

The board or a committee of the board oversees communications with shareholders and other stakeholders. This includes reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the annual report, the annual information form, the management proxy circular and the corporate responsibility report. As well, the Corporate Governance Committee receives an annual report on shareholder feedback on an enterprise-wide basis, with a primary focus on smaller shareholders.

Internal Controls

Management’s report on internal control over financial reporting and related information is available starting on page 86 of the bank’s 2009 annual report on our website at www.td.com/investor/index.jsp.

Developing the Bank’s Approach to Corporate Governance

The board believes our success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for a culture of integrity and compliance throughout the bank. The board expects the highest level of personal and professional integrity from our CEO and other executive officers. The board also monitors the effectiveness of our corporate governance practices and approves any necessary changes, as required. The Corporate Governance Committee keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the board on corporate governance issues as necessary. The framework for governance at the bank is based on Corporate Governance Guidelines recommended by the Corporate Governance Committee together with the charters and key practices of the board and its committees.

Measures for Receiving Stakeholder Feedback

The Audit Committee monitors a whistleblower program which establishes a confidential and anonymous communication channel for employees and other stakeholders worldwide to raise concerns about accounting, internal accounting controls or auditing matters for the bank. Employees may also use this communication channel to report concerns relating to ethical business or personal conduct, integrity and professionalism. A description of the program is available on our website at www.td.com/governance/whistleblower.jsp. In addition, management and the Corporate Governance Committee carefully

57  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

review shareholder proposals and feedback and provide regular opportunities for shareholders to communicate with management or the board. All these inputs help the board understand how we are doing and guide future governance innovations.

Each year, shareholders may vote for or against a non-binding advisory resolution on the approach to executive compensation disclosed in the management proxy circular. As this is an advisory vote, the resolution is non-binding. However, the Management Resources Committee and the board will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions.

Shareholders may communicate directly with the independent directors through the chairman of the board (contact details provided on page 64 of this circular).

Position Descriptions

The Corporate Governance Committee annually reviews a written position description for directors that the board has approved and recommends amendments if required. The board has also approved charters for the chairman of the board and for the chairs of the board committees. These documents are available on our website at www.td.com/governance/charters.jsp.

The Management Resources Committee has developed a written position description for the CEO which the board approved and the committee reviews annually. The committee also annually reviews the CEO’s corporate goals and objectives which include performance indicators and key milestones relevant to the CEO’s compensation. The board approves such goals and objectives on the committee’s recommendation.

Orientation and Continuing Education

Orientation

We hold comprehensive education sessions to orient new directors. At these sessions, members of our executive management team present and answer questions on how the bank is managed, our key businesses, strategic direction, human resources, information technology, regulatory environment and the significant issues and key risks we face. All new directors receive a director’s orientation manual that is tailored to the individual director’s needs and areas of interest, taking into consideration which committee(s) the director is joining. Director orientation reference materials include:

•	our key corporate governance and public disclosure documents;

•	information regarding the evaluation process for the board, its committees and their chairs, and individual directors;

•	information regarding our board portal;

•	minutes for the previous year’s board meetings;

•	minutes for the previous year’s committee meetings for committee(s) which the director is joining;

•	important policies and procedures for the bank; and

•	organizational charts and other business orientation materials.

In addition, new directors are assigned a “buddy” director for the director’s first few meetings to answer questions and provide contextual information to better understand materials, presentations and processes. New directors are also offered an opportunity to visit a site (e.g., retail branch, operations centre, trading floor).

Continuing Education

The Corporate Governance Committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities. It satisfies itself that prospective candidates fully understand the role of the board and its committees and the contribution expected of individual directors. In addition, presentations are regularly made to the board on different aspects of our operations, and periodically on topical areas to assist directors in fulfilling their responsibilities. In the past year, the board participated in in-depth sessions (“deep dives”) on particular aspects of our businesses and overall strategy. Each deep dive includes an element of general education as context for the discussions (e.g., the industry; competitors; trends; and risks/opportunities). Directors also have complete access to management to understand and keep up to date with our businesses and for any other purposes that may help them fulfill their responsibilities.

As well, directors are canvassed on specific topics, trends or best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. In the past year, management presented to the board or its committees on: enterprise-wide strategic planning; results of an enterprise-wide stress test; the integration of TD Banknorth, Inc. and Commerce Bank; a revised risk “dashboard” highlighting the bank’s risk profile; executive development and succession planning; U.S. subsidiary governance; and an enterprise-wide review of the bank’s governance, control and risk management practices

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  58

by an independent third party. The bank also held several interaction sessions between directors and various bank businesses to showcase the next generation of top talent and to further develop the board’s understanding of our businesses. Also, the Management Resources Committee’s independent compensation advisor, Frederic W. Cook & Co., Inc. discussed recent developments in executive compensation and corporate governance. Deep dives that focused on capital management and executive compensation were also conducted.

Directors also had other opportunities to meet additional members of senior management through participation in the bank’s Build for the Future program, a leadership development program for management. In addition, all directors have been enrolled as members in the Institute of Corporate Directors (ICD) — giving them access to ICD’s publications and events to enhance their knowledge of directors’ responsibilities and current governance trends.

Ethical Business Conduct

As a responsible business enterprise and corporate citizen, we are committed to conducting our affairs to the highest standards of ethics, integrity, honesty and fairness, and professionalism — in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. There are a number of policies and procedures in place, including the Code of Conduct and Ethics and insider trading policies, that encourage and promote a culture of ethical business conduct at the bank.

Code of Conduct and Ethics

Our Code of Conduct and Ethics applies at all levels of the organization, from major decisions made by the board, to day-to-day transactions in branches. The code has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Any shareholder may obtain a copy from our website at http://www.td.com/governance/code_ethics.pdf or by contacting TD Shareholder Relations at the address on page 64 of this circular.

The code establishes the standards that govern the way directors, officers and employees deal with each other, our shareholders, customers, suppliers, competitors and communities. Within this framework, directors, officers and employees are expected to exercise good judgment and be accountable for their actions. Compliance with the code is part of every officer’s and employee’s employment contract with the bank. All directors, officers and employees are required to review and attest to compliance with the code annually.

The Corporate Governance Committee annually reviews the code, and the Audit Committee receives an annual report on the attestation process confirming compliance with the code. The board and its committees oversee the culture of integrity or ‘tone at the top’ we’ve established throughout the bank, including compliance with our policies and procedures for ethical personal and business conduct. The Corporate Governance Committee receives a periodic report setting out the various policies and structures that enable the board and its committees to fulfill this oversight function.

Insider Trading Policies

We have robust safeguards in place that are monitored by trained and experienced compliance officers to help ensure that all executive officers and other officers and employees in key positions do not inadvertently engage in insider trading. Certain officers (including the named executive officers listed in the “Summary Compensation Table” on page 35 of this circular) are required to pre-clear any securities trade with bank compliance officers. Bank compliance officers have access to records of the trading accounts in which these individuals hold any securities. Trading in bank securities is restricted during “closed window periods” that span the period when our financial results are being compiled but have not yet been released to the public. Insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI). In addition, the named executive officers must pre-disclose to the public, by way of a press release, any intention to trade in our common shares, including the exercise of options, no less than five business days in advance of the date of the transaction.

Director Conflict of Interest

Directors may not be eligible for election if they have a potential or actual conflict of interest that is incompatible with service as a director. An example is a material interest in an entity that competes directly with a core activity of the bank. Directors are required to provide the bank with complete information on all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the bank.

It is the responsibility of a director to submit a report to the Corporate Governance Committee whenever there is a conflict of interest or potential conflict of interest between him or her and the bank, and the committee may obtain additional information where it deems appropriate. The committee will determine an appropriate course of action for the director, always with a view to the best interests of the bank. Where a director’s conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the Corporate Governance Committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

59  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Nomination of Directors

The board satisfies itself that the directors, taken as a whole, have the right skills, experience and capabilities to meet the challenges we face. Each year, the board recommends director nominees to shareholders, who can vote on each director nominee at the annual meeting. The recommendation is based on careful examination of its own composition, including issues relating to its size, and balances factors such as age, geographical, professional, and industry representation. For example, it selects director candidates who will be able to satisfactorily represent the bank domestically and internationally where we carry on business, and who have a broad spectrum of educational backgrounds and expertise. Every effort is made to promote diversity on the board, including advancing women, minorities and people with disabilities. Additionally, the composition of the board must meet Bank Act residence and affiliation requirements.

The Corporate Governance Committee, which is composed entirely of independent directors, determines the skills, qualities and backgrounds the board needs to fulfill its many responsibilities with a view to diverse representation on the board. The Corporate Governance Committee closely monitors board and committee composition and succession issues, particularly future director recruitment needs. It constantly assesses existing directors’ competencies and skills in light of the opportunities and risks facing the bank. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of board members and rigorously assesses a candidate’s ability to make a valuable contribution to the board. This includes considering whether each new nominee can devote sufficient time and resources to his or her duties as a board member. Directors must be committed to diligent attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings, the Corporate Governance Committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is also taken into consideration in the nomination process. While we do not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the board for an extended period of time if elected.

The board is required to have a minimum of 12 directors. The Corporate Governance Committee recommends the exact size of the board which is then set by directors’ resolution before each annual shareholders’ meeting. The board size may be changed by the board from time to time between annual meetings. In considering board size, the board balances the competing goals of keeping the board size small enough for effective discussions yet offering adequate representation to meet the demands of board and committee work in the context of our business and operating environment.

In addition to having the requisite skills and experience and meeting Bank Act requirements, all directors must meet the qualifications for directors set out in the Position Description for Directors which is available on our website at www.td.com/governance/charters.jsp.

The nominees identified under the heading “Director Nominees” were recommended to the board by the Corporate Governance Committee. The committee also recommends candidates to fill any positions on the board that may arise between annual meetings.

The Corporate Governance Committee identifies possible candidates to join the board. On occasion it may engage independent consultants to help in this task. The Corporate Governance Committee regularly looks at potential candidates even when it does not have an immediate vacancy and maintains a list to draw upon should a need arise.

Term Limits

The board believes it should reflect a balance between experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. Directors are expected to serve up to a maximum of 10 years, assuming they receive solid annual performance assessments, are annually re-elected by the shareholders, and meet the other requirements of our Corporate Governance Guidelines. In certain circumstances, and on the Corporate Governance Committee’s recommendation, the board may extend a director’s initial 10-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the board may extend a director’s term limit for a further five years. For current directors, term limits started from September 23, 2004, when the policy was implemented, or their respective first election date, whichever came later.

Retirement Age

If a director has reached the retirement age of 70 but has not served his or her 10-year term, the board may make a one-time decision to extend the director’s service until the end of his or her 10-year term or age 75, whichever comes first. This decision is always subject to solid annual performance assessments and annual re-election by the shareholders.

Majority Voting Policy

If a nominee in an uncontested election receives a greater number of shares withheld than shares voted in favour of his or her election he or she must promptly tender his or her resignation to the chairman of the board. The resignation takes effect as soon as the board accepts it. The Corporate Governance Committee quickly considers the director’s offer to resign and recommends whether the board should accept it. Before making its recommendation, the Corporate Governance Committee evaluates the best interest of the bank and its shareholders and considers a number of factors including: cures for the underlying cause of the withheld votes; the skills and attributes of the director and the overall mix of skills and attributes of the board; and whether accepting the resignation would cause the bank to fail to meet any applicable listing or regulatory requirement. The board has 90 days to make a final decision and announce it through a press release. The director does not participate in any committee or board deliberations on the resignation offer.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  60

Compensation Governance

Director Compensation

The Corporate Governance Committee, which is composed entirely of independent directors, reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The board determines the adequacy and form of director compensation based on the Corporate Governance Committee’s recommendation. Further information on director compensation can be found on page 13 of this circular under the heading “Director Compensation”.

Executive Compensation

The Management Resources Committee, also composed entirely of independent directors, oversees our executive compensation program. The objective of the bank’s total value strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive total value program is designed based on the principles outlined below and described more fully on page 22 of this circular:

•	align with the bank’s business strategy;

•	align to shareholder interests;

•	effective risk management;

•	good corporate governance;

•	pay for performance; and

•	pay competitively.

The Management Resources Committee, in consultation with the committee’s independent advisor, reviews, approves (or recommends) and advises the board on the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the Named Executive Officers listed in the “Summary Compensation Table” on page 35 of this circular. The committee also approves aggregate compensation awards under all executive compensation and equity plans including the Performance Compensation Plan for TD Securities employees, and, beginning in 2010, will oversee compensation for all material employee compensation plans. The committee reviews the executive compensation disclosure in the circular before the board approves it and makes it public. To support our objective of striving to be a market leader on governance issues, we have adopted certain policies and processes that align with best practices:

•	Formal processes to ensure risk is appropriately considered in total value plans:

•	At year end, the chief risk officer presents an enterprise risk scorecard to the Risk and Management Resources Committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded;

•	An annual review of total value plan design by the chief risk officer to make sure the plans do not incent risk taking beyond the bank’s risk appetite;

•	A risk adjustment in share unit plans under which the committee can adjust awards at payout within an 80% to 120% range based on risk outcomes during the three year vesting period.

•	The committee has the discretion to reduce the awards to zero under all executive plans, and can cancel unvested equity.

•	A claw back feature has been introduced in all executive compensation plans;

•	For all executives, a significant portion of compensation is awarded as equity which vests after a minimum of three years; and

•	Share ownership requirements for executives that are among the highest in the market, and include post retirement holding requirements for the most senior executives.

Information on the committee’s independent advisor, Frederic W. Cook & Co., Inc. is on page 39 of this circular, under the heading “Independent Advisor”.

61  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

CEO Compensation

The Management Resources Committee and the chairman of the board annually assess the CEO’s performance against pre-defined goals and objectives. In consultation with the committee’s independent advisor, they then recommend to the board the CEO’s total salary, annual cash incentive and equity compensation. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the bank. For a detailed analysis of the CEO’s compensation in 2009, see the section starting on page 32 of this circular.

Other Board Committees

The board has the following committees: Audit; Corporate Governance; Risk; and Management Resources. More information on these committees can be found starting on page 17 of this circular. All committee members are “independent” directors under the Director Independence Policy and CSA Guidelines.

The charter of each of the board’s four committees sets out composition requirements. The Corporate Governance Committee recommends the composition of each committee. Each independent director should serve on at least one committee each year. The board approves the composition of committees and can remove members in accordance with applicable rules and regulations, and any other relevant considerations. In determining appropriate membership on committees, the Corporate Governance Committee tries to strike a balance between having members with adequate experience and expertise on the committee and rotating membership to bring in new ideas and insights. Each committee can conduct all or part of any meeting in the absence of management. As stated earlier, each committee includes such sessions on its meeting agendas. For example, the Audit Committee meets independently with each of the chief financial officer, chief auditor, chief compliance officer and the shareholders’ auditor and on its own at each of its regularly scheduled quarterly meetings, and with the CEO semi-annually. Each committee also may engage independent advisors, paid for by the bank, to provide expert advice.

Each year the committees review their charters to satisfy themselves that they meet or exceed regulatory and shareholder obligations, and are operating effectively. The Corporate Governance Committee reviews changes which are then approved by the board. Each committee establishes annual objectives or key goals as a focus for its core responsibilities and activities, and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available on our website at www.td.com/governance/charters.jsp.

Assessments

The board annually evaluates the effectiveness of the board and its chairman, its committees and their chairs, individual directors, and the CEO. The evaluation of individual directors involves a self-evaluation and peer review. The Corporate Governance Committee, whose chair is the chairman of the board, working with the corporate secretary and an independent consultant facilitate annual feedback to the board. The board’s approach to feedback is meant to be constructive and to ensure that the right programs are in place for continuously improving directors’ individual skills and the board’s and its committees’ functioning and effectiveness.

Board and Individual Director Feedback

Directors complete an annual feedback survey on board effectiveness and performance. Directors are asked to consider what the board could do differently, and what the board’s priorities in the coming year should be.

Consolidated results are then reviewed with the chairman of the board to identify trends and possible actions. The chairman of the board also has a one-on-one open discussion with each director about the performance and any development needs of the board, its committees, peer directors and the individual. These discussions are on a rolling basis, focusing on providing individuals with feedback received during a year and at the same time soliciting their feedback for the following year.

The chairman of the board leads a preliminary discussion with the Corporate Governance Committee to review the feedback report and propose action plans to address any development opportunities highlighted by the survey results. He then leads a discussion of the results and the proposed action plans with the board. The Corporate Governance Committee monitors the implementation of the action plans throughout the year.

Committee and Committee Chair Feedback

A separate process is undertaken to obtain feedback from directors on the effectiveness and operations of the committees on which they sit and of the chairs of those committees. Each committee holds an effectiveness self-assessment session to share views and then sets key goals or objectives to respond to any development opportunities identified in the discussions. Each committee chair then reviews the results and proposed action plans with the board. Each committee monitors its activities to address key goals and objectives throughout the year. The Corporate Governance Committee also monitors how well other committees implement their key goals or objectives throughout the year to see that they are appropriately addressed. It identifies any recurring themes across committees to be dealt with at a governance level.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  62

Also, the Corporate Governance Committee oversees the continued improvement in board and committee processes for agenda timeliness, advance materials, and presentations. A Board/Committee Process Protocol has been developed as a guideline for participants in board and committee meetings. The Corporate Governance Committee periodically reviews this protocol, monitors its implementation, and provides feedback to management.

Semi-annual meetings of the committee chairs are held to discuss issues in common, including ongoing efforts to improve board and committee processes.

Chairman of the Board Feedback

As part of the annual survey, directors are asked to assess and comment on the chairman of the board’s performance. An independent consultant consolidates individual responses. The Chairman of the Management Resources Committee leads an in camera discussion with the board (with the chairman absent), and subsequently meets with the chairman of the board to provide feedback and develop objectives for the coming year. These objectives are reviewed with and approved by the board.

Chief Executive Officer Assessment

The annual survey also asks directors to assess and comment on the CEO’s performance. Again, the independent consultant consolidates the responses. The chairman of the board, together with the Chairman of the Management Resources Committee, leads an in camera discussion of the results with the Management Resources Committee and then with the board (with the CEO absent). Subsequently, the chairman of the board and the Chairman of the Management Resources Committee together meet with the CEO to provide feedback.

360 - Feedback by Management

In the cases of the assessment of the board, the chairman of the board and the CEO, senior executive management team members are asked to complete the Survey to provide candid feedback as part of the process. In the case of committee self-assessments and the assessment of the respective committee chairs, the senior executive supporting each committee is invited to participate in a portion of the session. This feedback is consolidated and incorporated in the various feedback reports.

63  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the Voting Information sections in this circular and the Notice of Annual Meeting. For other inquiries, see the contact information set out below.

If you: Are a registered shareholder (your name appears on your TD share certificate)	And your inquiry relates to:
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (or resume) receiving Annual and Quarterly Reports.
Please contact:
Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
416-643-5500 or toll-free at 1-800-387-0825
Facsimile: 416-368-2502 or (toll-free) 1-866-781-3111 (for sending proxies)
E-mail: inquiries@cibcmellon.com or
www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (or resume) receiving Annual and Quarterly Reports.
Co-Transfer Agent and Registrar
BNY Mellon Shareowner Services
P.O. Box 358015,
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired:
1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders:
201-680-6610
www.bnymellon.com/shareowner/isd

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials.	Your intermediary

Annual and Quarterly Reports

Beneficial shareholders who wish to have quarterly financial statements of the bank for the next year mailed to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access our quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of our website on the day of release (www.td.com/investor/earnings.jsp).

Under the Bank Act, registered shareholders may cease to receive annual reports, containing our annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. If you mark the annual report waiver box, you will not receive an annual report, otherwise they will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact the transfer agent of the bank, CIBC Mellon Trust Company, at the address noted above.

For all other shareholder inquiries...	To communicate directly with independent directors...
Please contact TD Shareholder Relations,
• By phone at 416-944-6367 or 1-866-756-8936
• By mail to:
     The Toronto-Dominion Bank
     P.O. Box 1
     Toronto-Dominion Centre
     Toronto, Ontario M5K 1A2
• By e-mail tdshinfo@td.com
Please note that by leaving us an e-mail or voice-mail message you are providing your consent for us to forward your inquiry to the appropriate party for response.
You may contact the independent directors through the Chairman of the Board, by writing to:
     Mr. John M. Thompson
     Chairman of the Board
     The Toronto-Dominion Bank
     P.O. Box 1
     Toronto-Dominion Centre
     Toronto, Ontario M5K 1A2
or you may send an e-mail c/o TD Shareholder Relations (tdshinfo@td.com). Emails addressed to Mr. Thompson received from shareholders and expressing an interest to communicate directly with the independent directors via the chairman will be provided to Mr. Thompson.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  64